

CPA®:16 GLOBAL

2009 Annual Report
Corporate Property Associates 16 – Global

Investing for the long run™

A MEMBER OF THE W. P. CAREY GROUP



CPA®:16 – Global seeks to provide investors with increasing distributions and long-term investment growth by focusing primarily on tenant creditworthiness, acquiring critical operating assets and investing in a broadly diversified portfolio of real estate assets. Through this approach, we strive to protect investors in all market cycles.

Financial Highlights

SEC Mail Processing Section
MAY 03 2010
Washington, DC
110

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)	2005	2006	2007	2008	2009
	FOR THE YEARS ENDED DECEMBER 31,				
Operating Data[1]					
Revenues	$41,651	$67,033	$163,030	$235,009	$236,557
Net income (loss) attributable to CPA®:16 – Global shareholders[2]	16,284	30,105	34,204	20,247	(2,540)
Cash flow from operating activities	40,338	52,255	120,985	117,435	119,879
Cash distributions paid	28,939	41,227	72,551	79,011	80,778
Per Share Data					
Distributions declared	.58	.64	.65	.66	.66
Balance Sheet Data					
Total assets	$929,649	$1,775,640	$3,081,869	$2,967,203	$2,889,005
Long-term obligations[3]	376,078	662,762	1,445,734	1,453,901	1,454,851

1 Certain prior year balances have been retrospectively adjusted as discontinued operations and for the adoption of recent accounting guidance for noncontrolling interests.
2 Net income (loss) attributable to CPA®:16 – Global shareholders in 2009 and 2008 reflected certain impairment charges. See Note 11 to the Consolidated Financial Statements.
3 Represents non-recourse mortgage obligations and deferred acquisition fee installments.

This Annual Report and the financials highlighted above contain references to non-GAAP financial measures, including EBITDA, AFFO and Adjusted Cash Flow from Operating Activities. • EBITDA – Represents earnings before interest, taxes, depreciation and amortization. • AFFO – Represents funds from operations as defined by the National Association of Real Estate Investment Trusts adjusted to include the impact of certain non-cash charges to net income. • Adjusted Cash Flow from Operating Activities – Represents GAAP cash flow from operations adjusted primarily to reflect certain timing differences, cash distributions received from unconsolidated joint ventures in excess of our equity investment in the joint ventures, and cash distributions we make to our noncontrolling partners in joint ventures that we consolidate. • We believe that these non-GAAP financial measures are useful supplemental measures that assist investors to better understand the underlying performance of our business segments. These non-GAAP financial measures do not represent net income or cash flow from operating activities that are computed in accordance with GAAP and should not be considered an alternative to net income or cash flow from operating activities as an indicator of our financial performance. These non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Please reference the Form 8-K, which was filed on March 26, 2010, and is available on our Web site at www.cpa16global.com, for a reconciliation of these non-GAAP financial measures to our consolidated financial statements.

Cash Flow from Operating Activities
(Dollars in millions)



Revenues
(Dollars in millions)



Distributions Declared Per Share



Dear Fellow Shareholders



Wm. Polk Carey founded the Corporate Property Associates series of investment programs 30+ years ago with the intention of creating an investment product that worked in good times and in bad. CPA®:16 – Global follows that tradition and continues to perform well today. How? Our continued implementation of W. P. Carey's disciplined investing strategy in addition to the quality and diversity of opportunities we have sought out for our investors has produced measurable results.

Disciplined Investing

We employ the same fundamental investment premise that W. P. Carey has used since it opened its doors in 1973. Through the sale and leaseback of corporate facilities, we provide companies with the capital to grow and enhance their businesses.

Every investment we structure goes through a rigorous underwriting process: our investment team analyzes the creditworthiness of the tenant and the criticality and fundamental value of the assets and then tests the structure and pricing under a range of economic and business scenarios. Our Investment Committee—a group of independent investment professionals with more than 200 years of combined institutional and transactional experience—then has the final say on whether we make the investment. The Investment Committee review and approval mechanism has been an integral part of the acquisition process since W. P. Carey's founding. This established process maintains consistent standards for our investments and is the foundation of our portfolio's continued positive performance today; as of December 31, 2009, CPA®:16 – Global's portfolio properties were approximately 99% occupied.

We have built our portfolio by using moderate, non-recourse leverage to finance our investments. Our conservative approach has enabled us to avoid the situation many REITs face today where they have substantial debt coming due but lack adequate cash to pay it down and in many cases they are forced to sell good assets to pay off debts on distressed assets. We have no major debt maturing in 2010–2011.

Although our portfolio is substantially invested, we did complete $118 million in transactions in 2009, including two significant sale-leaseback transactions with our affiliates and the funding of several build-to-suit projects. With affiliates, we provided $225 million in sale-leaseback financing to The New York Times Company—acquiring an interest in its midtown Manhattan headquarters—and $94 million in sale-leaseback financing to global retailer Tesco plc, acquiring its Hungarian logistics facilities. Our portions of the transactions were 27.25% and 51%, respectively.

Strategic Portfolio Management

Once we have acquired a property, although the tenant is responsible for the maintenance, taxes and insurance for the property, we seek to protect and enhance asset values through strategic asset sales, lease renewals, aggressive workouts and refinancing opportunities. This past year, we opportunistically sold several properties and used proceeds to pay down the related loans. We were also particularly successful with our debt financings; CPA®:16 – Global obtained non-recourse mortgage financing totaling $83 million, including financing for new transactions and refinancing of existing debt.

In addition to our successes, we did face several challenges this past year: we experienced a net loss attributable to CPA®:16 – Global shareholders of $3 million, as compared to net income attributable to CPA®:16 – Global shareholders of $20 million in 2008, primarily a result of $60 million in non-cash impairment charges recognized in 2009; a decrease in cash flow from operating activities due to increases in rent delinquencies and carrying costs related to properties where the tenants were operating under bankruptcy protection or experiencing financial distress; and a 6.1% decrease in our December 31, 2009 estimated net asset value (NAV) to $9.20. Including distributions for 2009, our total annual return was 0.6 %, which we are pleased with, given the overall market and comparative performance of similar investment vehicles. Our track record of disciplined investing combined with our overall investment strategy has positioned us well today.

Income Generation

CPA®:16 – Global is proud to have been able to continue providing our investors with a steady stream of distributions, especially during these volatile times. Although we have maintained our annualized dividend yield at 6.62% for the past four quarters, including the first quarter of 2010, this yield represents a 47% increase since inception. Our cash distributions continue to be supported by both adjusted cash flow from operating activities and funds from operations, as adjusted (AFFO); we paid out 71% and 88% of our adjusted cash flow and AFFO, respectively, in distributions for 2009.

We believe the trends we see in 2010 will benefit us: improving financing markets, rebounding real estate values and potentially fewer tenants in distress. As we navigate through the changing environment, we will strive to continue our conservative management of this broadly diversified portfolio, to create shareholder value and to serve as a stable income stream for our investors. We thank you all for your continued confidence and support.

With best regards,

Wm. Polk Carey	Gordon F. DuGan	Thomas E. Zacharias
Chairman	Chief Executive Officer	President

Annualized Yield and Estimated Net Asset Values




MAPPS IV

Financial Highlights

TABLE OF CONTENTS

6 Selected Financial Data

7 Management's Discussion and Analysis of Financial Condition and Results of Operations

30 Quantitative and Qualitative Disclosures About Market Risk

33 Report of Independent Registered Public Accounting Firm

34 Consolidated Balance Sheets

35 Consolidated Statements of Operations

36 Consolidated Statements of Comprehensive (Loss) Income

37 Consolidated Statements of Equity

38 Consolidated Statements of Cash Flows

40 Notes to Consolidated Financial Statements

78 Report on Form 10-K

79 Corporate Information

Selected Financial Data

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)	YEARS ENDED DECEMBER 31, 2009	2008	2007	2006	2005
Operating Data[a]					
Total revenues	**$ 236,557**	$ 235,009	$ 163,030	$ 67,033	$ 41,651
Income from continuing operations	**7,352**	46,018	57,884	29,879	16,084
Net income[b]	**12,959**	47,360	58,598	31,970	16,926
Add: Net loss (income) attributable to noncontrolling interests	**8,050**	(339)	(6,048)	(1,865)	(642)
Less: Net income attributable to redeemable noncontrolling interests	**(23,549)**	(26,774)	(18,346)	—	—
Net (loss) income attributable to CPA®16 — Global shareholders	**(2,540)**	20,247	34,204	30,105	16,284
Earnings per share:					
(Loss) income from continuing operations attributable to CPA®:16 — Global shareholders	**(0.07)**	0.16	0.28	0.40	0.29
Net income attributable to CPA®:16 — Global shareholders	**(0.02)**	0.17	0.29	0.40	0.29
Cash distributions declared per share	**0.6621**	0.6576	0.6498	0.6373	0.5763
Balance Sheet Data					
Total assets	**$2,889,005**	$2,967,203	$3,081,869	$1,775,640	$929,649
Net investments in real estate[c]	**2,223,549**	2,190,625	2,169,979	1,143,908	651,592
Long-term obligations[d]	**1,454,851**	1,453,901	1,445,734	662,762	376,078
Other Information					
Cash provided by operating activities	**$ 119,879**	$ 117,435	$ 120,985	$ 52,255	$ 40,338
Cash distributions paid	**80,778**	79,011	72,551	41,227	28,939
Payment of mortgage principal[e]	**18,747**	15,487	18,053	6,397	2,821

(a) Certain prior year balances have been retrospectively adjusted as discontinued operations and for the adoption of recent accounting guidance for noncontrolling interests.

(b) Net income in 2009 and 2008 reflected impairment charges totaling $59.6 million, inclusive of amounts attributable to noncontrolling interests totaling $12.8 million, and $4.0 million, including $3.1 million related to our equity investments in real estate, respectively.

(c) Net investments in real estate consists of net investments in properties, net investment in direct financing leases, equity investments in real estate, real estate under construction and assets held for sale, as applicable.

(d) Represents non-recourse mortgages and deferred acquisition fee installments.

(e) Represents scheduled mortgage principal payments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion and analysis of financial condition and results of operations ("MD&A") is intended to provide the reader with information that will assist in understanding our financial statements and the reasons for changes in certain key components of our financial statements from period to period. MD&A also provides the reader with our perspective on our financial position and liquidity, as well as certain other factors that may affect our future results.

BUSINESS OVERVIEW

As described in more detail in Item 1 of our annual report on Form 10-K, we are a publicly owned, non-actively traded REIT that invests in commercial properties leased to companies domestically and internationally. As a REIT, we are not subject to U.S. federal income taxation as long as we satisfy certain requirements, principally relating to the nature of our income, the level of our distributions and other factors. We earn revenue principally by leasing the properties we own to single corporate tenants, primarily on a triple-net lease basis, which requires the tenant to pay substantially all of the costs associated with operating and maintaining the property. Revenue is subject to fluctuation because of the timing of new lease transactions, lease terminations, lease expirations, contractual rent increases, tenant defaults and sales of properties. We were formed in 2003 and are managed by the advisor.

FINANCIAL HIGHLIGHTS

	YEARS ENDED DECEMBER 31,		
(IN THOUSANDS)	2009	2008	2007
Total revenues	**$236,557**	$235,009	$163,030
Net (loss) income attributable to CPA®:16 — Global shareholders	**(2,540)**	20,247	34,204
Cash flow from operating activities	**119,879**	117,435	120,985

Total revenues increased slightly in 2009 as compared to 2008 primarily due to recent investment activity and scheduled rent increases. These increases were substantially offset by fluctuations in foreign currency exchange rates.

Net loss attributable to CPA®:16 — Global shareholders for 2009 reflects impairment charges totaling $59.6 million, inclusive of amounts attributable to noncontrolling interests of $12.8 million. These impairment charges were partially offset by gains recognized on the sale of a property and extinguishment of debt, net of amounts attributable to noncontrolling interests, totaling $13.2 million in 2009. During 2008, we incurred impairment charges totaling $4.0 million.

Our quarterly cash distribution remained at $0.1656 per share for the fourth quarter of 2009, or $0.66 per share on an annualized basis.

We consider the performance metrics listed above as well as certain non-GAAP performance metrics to be important measures in the evaluation of our results of operations, liquidity and capital resources. We evaluate our results of operations with a primary focus on the ability to generate cash flow necessary to meet our objectives of funding distributions to shareholders and increasing equity in our real estate.

CURRENT TRENDS

While we have substantially invested the proceeds of our offerings, we used $163.8 million, inclusive of amounts attributable to noncontrolling interests of $45.9 million, to participate in two transactions with our affiliates during 2009 and to fund construction costs at several build-to-suit projects. We expect to continue to participate in future investments with our affiliates to the extent we have funds available for investment.

As of the date of this Report, we believe we are seeing an easing of the global economic and financial crisis that has severely curbed liquidity in the credit and real estate financing markets during recent periods, although the full magnitude, effects and duration of the crisis cannot be predicted. As a result of improving economic conditions, we have seen an improvement in financing conditions for new transactions and refinancing of maturing debt, both domestically and internationally, although generally at lower loan to value ratios than in prior periods. However, the continuing effects of the challenging economic environment have also resulted in some negative trends affecting our business. These trends include: continued tenant defaults; renewals of tenant leases generally at lower rental rates than existing leases; low inflation rates, which will likely limit rent increases in upcoming periods because most of our leases provide for rent adjustments indexed to changes in the CPI; and higher impairment charges.

Despite recent indicators that the economy is beginning to recover, the current trends that affect our business remain dependent on the rate and scope of the recovery, rendering any discussion of the impact of these trends highly uncertain. Nevertheless, as of the date of this Report, the impact of current financial and economic trends on our business segments, and our response to those trends, is presented below.

Financing Conditions

Conditions in the real estate financing markets impact our ability to enter into investments and to refinance maturing debt. Despite the recent weak financing environment, which has resulted in lenders for both domestic and international investments offering loans at shorter maturities, with lower loan to value ratios and subject to variable interest rates, we have begun to see some improvements in the financing markets and to date have been successful obtaining financing for new transactions and refinancing maturing debt. We generally attempt to obtain interest rate caps or swaps to mitigate the impact of variable rate financing. During 2009, we obtained non-recourse mortgage financing totaling $78.5 million, inclusive of amounts attributable to noncontrolling interests of $38.8 million, including financing for new transactions and refinancing existing debt, with a weighted average annual interest rate and term of up to 7.4% and 5.5 years, respectively. In addition, ventures in which we have interests ranging from 25% to 40% obtained financing in connection with recent investment activity totaling $146.4 million with a weighted average annual interest rate and term of up to 8.5% and 5.3 years, respectively.

At December 31, 2009, we had balloon payments totaling $8.4 million due in 2011. We are actively seeking to refinance this debt but believe we have sufficient financing alternatives and/or cash resources to make these payments, if necessary. Our property level debt is generally non-recourse, which means that if we default on a mortgage loan obligation, our exposure is limited to our equity invested in that property.

Corporate Defaults

Some of our tenants have experienced financial stress, and we expect that this trend may continue, albeit at a less severe rate, in 2010. Corporate defaults can reduce our results of operations and cash flow from operations.

Tenants in financial distress may become delinquent on their rent and/or default on their leases and, if they file for bankruptcy protection, may reject our lease in bankruptcy court, all of which may require us to incur impairment charges. Even where a default has not occurred and a tenant is continuing to make the required lease payments, we may restructure or renew leases on less favorable terms, or the tenant's credit profile may deteriorate, which could affect the value of the leased asset and could in turn require us to incur impairment charges. Based on tenant activity during 2009, including lease amendments, early lease renewals and lease rejections in bankruptcy court, we currently expect that 2010 lease revenue will decrease by less than 1% on an annualized basis. However, this amount may increase or decrease based on additional tenant activity and changes in economic conditions, both of which are outside of our control. If the North American and European economic zones continue to experience the improving economic conditions that they have experienced recently, we would expect to see an improvement in the general business conditions for our tenants, which should result in less stress for them financially. However, if economic conditions deteriorate, it is possible that our tenants' financial condition will deteriorate as well.

We have several tenants that were in various stages of the bankruptcy process at December 31, 2009. During 2009, we incurred impairment charges totaling $59.6 million, inclusive of amounts attributable to noncontrolling interests of $12.8 million, a significant portion of which related to these tenants. Impairment charges do not necessarily reflect the true economic loss caused by the default of a tenant, which may be greater or less than the impairment amount. As a result of several of these corporate defaults, during 2009 we suspended debt service on three related non-recourse mortgage loans with an aggregate outstanding balance of $27.2 million at December 31, 2009, inclusive of amounts attributable to noncontrolling interests of $11.6 million.

To mitigate these risks, we have invested in assets that we believe are critically important to a tenant's operations and have attempted to diversify our portfolio by tenant and tenant industry. We also monitor tenant performance through review of rent delinquencies as a precursor to a potential default, meetings with tenant management and review of tenants' financial statements and compliance with any financial covenants. When necessary, our asset management process includes restructuring transactions to meet the evolving needs of tenants, re-leasing properties, refinancing debt and selling properties, where possible, as well as protecting our rights when tenants default or enter into bankruptcy.

Net Asset Values

We generally calculate an estimated net asset value per share for our portfolio on an annual basis. This calculation is based in part on an estimate of the fair market value of our real estate provided by a third party, adjusted to give effect to the estimated fair value of mortgages encumbering our assets (also provided by a third party) as well as other adjustments. There are a number of variables that comprise this calculation, including individual tenant credits, tenant defaults, lease terms, lending credit spreads, and foreign currency exchange rates, among others. We do not control these variables and, as such, cannot predict how they will change in the future.

As a result of the overall continued weakness in the economy during 2009, our estimated net asset value per share as of December 31, 2009 decreased to $9.20, a 6.1% decline from our December 31, 2008 estimated net asset value per share of $9.80. We generally would not expect to update our estimated net asset value on an interim basis unless we were to undertake an extraordinary corporate transaction. However, there can be no assurance that, if we were to calculate our estimated net asset value on an interim basis, it would not be less than $9.20 per share, particularly given current market volatility.

Redemptions and Distributions

We have experienced higher levels of share redemptions during 2008 and 2009. While higher levels of redemptions consume cash, we have actively conserved our capital by restraining dividend increases. For the fourth quarter of 2009, we did not increase our quarterly distribution from the distribution paid in the third quarter. To date, we have not experienced conditions that have affected our ability to continue to pay distributions.

Inflation and Foreign Exchange Rates

Our leases generally have rent adjustments based on formulas indexed to changes in the CPI or other similar indices for the jurisdiction in which the property is located. Because these rent adjustments may be calculated based on changes in the CPI over a multi-year period, changes in inflation rates can have a delayed impact on our results of operations. Rent adjustments during 2008 and 2009 have generally benefited from increases in inflation rates during the years prior to the scheduled rent adjustment date. However, we expect that rent increases will be significantly lower in coming years as a result of the current historically low inflation rates in the U.S. and the Euro zone.

We have foreign investments and as a result are subject to risk from the effects of exchange rate movements. Because we generally place both our debt obligation to the lender and the tenant's rental obligation to us in the same currency, our results of foreign operations benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to foreign currencies; that is, a weaker U.S. dollar will tend to increase both our revenues and our expenses, while a stronger U.S. dollar will tend to reduce both our revenues and our expenses.

The average rate for the U.S. dollar in relation to the Euro strengthened by approximately 5% during 2009 in comparison to 2008, resulting in a modestly negative impact on our results of operations for Euro-denominated investments in the current year. For 2008 as compared with 2007, the average rate for the U.S. dollar in relation to the Euro weakened by approximately 7%, resulting in a modestly positive impact on our results of operations for Euro-denominated investments in 2008 as compared with 2007. Investments denominated in the Euro accounted for approximately 38%, 33% and 34% of our annualized lease revenues for 2009, 2008 and 2007, respectively. To the extent foreign currency exchange rates are in line with 2008 and 2009 levels, they will have a minimal impact on our financial conditions and results of operations. However, significant shifts in the value of the Euro could have a material impact on our future results. For example, in the first two months of 2010, the dollar has strengthened significantly relative to the Euro.

HOW WE EVALUATE RESULTS OF OPERATIONS

We evaluate our results of operations with a primary focus on our ability to generate cash flow necessary to meet our objectives of funding distributions to shareholders and increasing our equity in our real estate. As a result, our assessment of operating results gives less emphasis to the effect of unrealized gains and losses, which may cause fluctuations in net income for comparable periods but have no impact on cash flows, and to other non-cash charges, such as depreciation and impairment charges.

We consider cash flows from operating activities, cash flows from investing activities and cash flows from financing activities and certain non-GAAP performance metrics to be important measures in the evaluation of our results of operations, liquidity and capital resources. Cash flows from operating activities are sourced primarily from long-term lease contracts. These leases are generally triple net and mitigate, to an extent, our exposure to certain property operating expenses. Our evaluation of the amount and expected fluctuation of cash flows from operating activities is essential in assessing our ability to fund operating expenses, service debt and fund distributions to shareholders.

We consider cash flows from operating activities plus cash distributions from equity investments in real estate in excess of equity income, less cash distributions paid to consolidated joint venture partners, as a supplemental measure of liquidity in evaluating our ability to sustain distributions to shareholders. We consider this measure useful as a supplemental measure to the extent

the source of distributions in excess of equity income in real estate is the result of non-cash charges, such as depreciation and amortization, because it allows us to evaluate the cash flows from consolidated and unconsolidated investments in a comparable manner. In deriving this measure, we exclude cash distributions from equity investments in real estate that are sourced from the sales of the equity investee's assets or refinancing of debt because we deem them to be returns of investment.

We focus on measures of cash flows from investing activities and cash flows from financing activities in our evaluation of our capital resources. Investing activities typically consist of the acquisition or disposition of investments in real property and the funding of capital expenditures with respect to real properties. Financing activities primarily consist of the payment of distributions to shareholders, obtaining non-recourse mortgage financing, generally in connection with the acquisition or refinancing of properties, and making mortgage principal payments. Our financing strategy has been to purchase substantially all of our properties with a combination of equity and non-recourse mortgage debt. A lender on a non-recourse mortgage loan generally has recourse only to the property collateralizing such debt and not to any of our other assets. This strategy has allowed us to diversify our portfolio of properties and, thereby, limit our risk. However, because of recent conditions in credit markets, obtaining financing is more challenging at present and we may complete transactions without obtaining financing. In the event that a balloon payment comes due, we may seek to refinance the loan, restructure the debt with existing lenders, or evaluate our ability to pay the balloon payment from our cash reserves or sell the property and use the proceeds to satisfy the mortgage debt.

Results of Operations

For the three years ended December 31, 2009 presented in this Report, our results of operations were significantly impacted by a transaction in April 2007 (the "Hellweg 2" transaction) in which we and our affiliates acquired a venture (the "property venture") that in turn acquired a 24.7% ownership interest in a limited partnership owning 37 properties throughout Germany. We and our affiliates also acquired a second venture (the "lending venture"), which made a loan (the "note receivable") to the holder of the remaining 75.3% interests in the limited partnership (the "partner"). Our total effective ownership interest in the ventures is 26% and we consolidate the ventures in our financial statements under current accounting guidance. The total cost of the interests in these ventures was $446.4 million, inclusive of our affiliates' noncontrolling interest of $330.4 million. In connection with these transactions, the ventures obtained combined non-recourse mortgage financing of $378.6 million, inclusive of our affiliates' noncontrolling interest of $280.2 million, having a fixed annual interest rate of 5.5% and a term of 10 years. Under the terms of the note receivable, which has a principal balance of $314.2 million, inclusive of our affiliates' noncontrolling interest of $233.6 million, the lending venture will receive interest that approximates 75.3% of all operating income earned by the limited partnership, less adjustments.

Although we consolidate the results of operations of the Hellweg 2 transaction, because our effective ownership interest is 26% a significant portion of the results of operations from this transaction is reduced by our affiliates' noncontrolling interests. As a result of obtaining non-recourse mortgage debt to finance a significant portion of the purchase price and depreciating/amortizing assets over their estimated useful lives, we do not expect this transaction to have a significant impact on our net income. However, the transaction has a significant impact on many of the components of our net income, as described below. Based on the exchange rate of the Euro at December 31, 2009, we expect this transaction will generate annualized property level cash flow from operations (revenues less interest expense) of approximately $12.4 million, inclusive of noncontrolling interest of $9.2 million.

Our evaluation of the sources of lease revenues is as follows (in thousands):

	YEARS ENDED DECEMBER 31,		
	2009	2008	2007
Rental income	**$ 153,066**	$ 149,982	$ 112,753
Interest income from direct financing leases	**27,448**	28,864	24,134
	$180,514	**$178,846**	**$136,887**

The following table sets forth the net lease revenues (i.e., rental income and interest income from direct financing leases) that we earned from lease obligations through our direct ownership of real estate (in thousands):

LESSEE	YEARS ENDED DECEMBER 31, 2009	2008	2007
Hellweg Die Profi-Baumarkte GmbH & Co. KG[a] [b] [c]	**$ 35,889**	$ 37,128	$ 25,536
Telcordia Technologies, Inc.	**9,371**	9,311	9,127
Nordic Cold Storage LLC[d]	**6,830**	6,257	5,591
Berry Plastics Corporation[a] [c]	**6,641**	6,651	218
Fraikin SAS[a] [b] [e]	**5,935**	5,888	4,911
MetoKote Corp., MetoKote Canada Limited and MetoKote de Mexico[b] [f] [g]	**4,715**	6,365	3,992
International Aluminum Corp. and United States Aluminum of Canada, Ltd.[a] [b]	**4,518**	4,454	2,411
The Talaria Company (Hinckley)[c] [e] [h]	**4,133**	4,984	4,998
Huntsman International, LLC	**4,027**	4,027	4,027
Best Brands Corp.[e] [i]	**3,995**	3,129	—
LFD Manufacturing Ltd., IDS Logistics (Thailand) Ltd. and IDS Manufacturing SDN BHD[b] [d]	**3,903**	4,109	3,659
Ply Gem Industries, Inc.[b]	**3,884**	3,834	3,730
Gortz & Schiele GmbH & Co. and Goertz & Schiele Corporation[b] [c] [e] [g]	**3,761**	3,653	3,400
TRW Vehicle Safety Systems Inc.[g]	**3,568**	3,568	3,568
Bob's Discount Furniture, LLC[a]	**3,564**	3,538	2,643
Tesco plc[b] [j]	**3,420**	—	—
Universal Technical Institute of California, Inc.[a]	**3,418**	3,418	1,555
Kings Super Markets Inc.	**3,416**	3,416	3,416
Performance Fibers GmbH[b]	**3,408**	3,531	3,276
Finisar Corporation	**3,287**	3,224	3,276
Dick's Sporting Goods, Inc.[a] [c]	**3,141**	3,141	3,030
Other[b] [c] [g] [e]	**55,690**	55,220	44,523
	$180,514	**$178,846**	**$136,887**

(a) Investment acquired or placed into service in 2007. We also own an equity investment in other properties leased to Hellweg through a 2005 transaction.

(b) Amounts are subject to fluctuations in foreign currency exchange rates. The average rate for the U.S. dollar in relation to the Euro during the year ended December 31, 2009 strengthened by approximately 5% in comparison to 2008, resulting in a negative impact on lease revenues for our Euro-denominated investments in 2009. This impact was mitigated in some cases by CPI or similar rent increases.

(c) These revenues are generated in consolidated ventures, generally with our affiliates, and include lease revenues applicable to noncontrolling interests totaling $43.0 million, $40.0 million and $28.4 million for the years ended December 31, 2009, 2008 and 2007, respectively.

(d) Increase in 2009 or 2008 was due to CPI-based (or equivalent) rent increase.

(e) During 2009, we incurred impairment charges related to these tenants (Note 11).

(f) Inclusive of an out-of-period adjustment of $1.8 million in 2008 (Note 2).

(g) Tenant operates in the automotive industry. Included in "Other" are lease revenues from three additional tenants operating in the automotive industry totaling $5.9 million, $6.3 million, and $4.5 million for 2009, 2008 and 2007, respectively.

(h) During 2009, we entered into a lease amendment with the tenant to defer certain rental payments until April 2010 as a result of the tenant's financial difficulties.

(i) We acquired our interest in this investment during 2008.

(j) We acquired our interest in this investment during 2009.

We recognize income from equity investments in real estate, of which lease revenues are a significant component. The following table sets forth the net lease revenues earned by these ventures. Amounts provided are the total amounts attributable to the ventures and do not represent our proportionate share (dollars in thousands):

LESSEE	OWNERSHIP INTEREST AT DECEMBER 31, 2009	YEARS ENDED DECEMBER 31, 2009	2008	2007
U-Haul Moving Partners, Inc. and Mercury Partners, L.P.[a]	31%	**$ 30,589**	$ 28,541	$ 28,541
The New York Times Company[b]	27%	**21,751**	—	—
OBI A.G.[c]	25%	**16,637**	17,317	15,506
Hellweg Die Profi-Baumarkte GmbH & Co. KG[c] [d]	25%	**14,881**	15,155	14,115
Thales S.A.[c] [d] [f]	35%	**9,357**	14,240	12,990
Pohjola Non-life Insurance Company[c] [d]	40%	**9,240**	9,343	8,454
TietoEnator Plc[c] [d]	40%	**8,636**	8,790	7,963
Police Prefecture, French Government[c] [d]	50%	**8,272**	8,109	7,109
Schuler A.G.[c] [e]	33%	**6,568**	6,802	1,808
Frontier Spinning Mills, Inc.[g]	40%	**4,469**	12	—
Actebis Peacock GmbH.[c] [f]	30%	**4,143**	2,065	—
Lindenmaier A.G.[c] [e] [h]	33%	**2,000**	2,703	510
Actuant Corporation[c]	50%	**1,856**	1,905	1,747
Consolidated Systems, Inc.	40%	**1,831**	1,831	1,810
		$140,230	$116,813	$100,553

(a) Increase in 2009 was due to CPI-based rent increase.

(b) We acquired our interest in this venture in March 2009.

(c) Amounts are subject to fluctuations in foreign currency exchange rates. The average rate for the U.S. dollar in relation to the Euro during the year ended December 31, 2009 strengthened by approximately 5% in comparison to 2008, resulting in a negative impact on lease revenues for our Euro-denominated investments in 2009. This impact was mitigated in some cases by CPI or similar rent increases.

(d) Increase in 2008 was due to CPI-based (or equivalent) rent increases.

(e) We acquired our interest in this venture during 2007.

(f) The venture sold four of the five properties leased to Thales in July 2009 (Note 6).

(g) We acquired our interest in the Frontier Spinning Mills venture in December 2008 and the Actebis Peacock venture in July 2008.

(h) Tenant operates in the automotive industry and is operating under bankruptcy protection.

LEASE REVENUES

Our net leases generally have rent adjustments based on formulas indexed to changes in the CPI or other similar indices for the jurisdiction in which the property is located, sales overrides or other periodic increases, which are designed to increase lease revenues in the future. We own international investments and, therefore, lease revenues from these investments are subject to fluctuations in exchange rate movements in foreign currencies. In certain cases, although we recognize lease revenue in connection with our tenants' obligation to pay rent, we may also increase our uncollected rent expense if tenants are experiencing financial distress and have not paid the rent to us that they owe, as described in Property expenses below.

2009 vs. 2008 — For the year ended December 31, 2009 as compared to 2008, lease revenues increased by $1.7 million. Lease revenues increased by $6.3 million from investments entered into during 2009 and 2008 and by $3.9 million as a result of scheduled rent increases at several properties during the same periods. These increases were substantially offset by the negative impact of fluctuations in foreign currency exchange rates (primarily the Euro), which reduced lease revenues by $4.7 million, as well as sales of properties and lease restructurings during 2009, which reduced lease revenues by $2.0 million. In addition, lease revenues in 2008 included an out-of-period adjustment of $1.8 million (Note 2). The Hellweg 2 transaction contributed $35.9 million to lease revenue in 2009, inclusive of noncontrolling interest of $33.5 million.

2008 vs. 2007 — For the year ended December 31, 2008 as compared to 2007, lease revenues increased by $42.0 million. Rental income from investments acquired or placed into service during 2007 and 2008 contributed $29.0 million and $6.8 million, respectively, to lease revenue in 2008, while fluctuations in foreign currency exchange rates contributed $2.9 million. In addition, lease revenues in 2008 included the $1.8 million out-of-period adjustment noted above. The Hellweg 2 transaction contributed $37.1 million to lease revenue in 2008, inclusive of noncontrolling interest of $34.7 million.

INTEREST INCOME ON NOTES RECEIVABLE

2009 vs. 2008 — Interest income on notes receivable was $28.8 million, $29.5 million and $20.7 million for the years ended December 31, 2009, 2008 and 2007, respectively. For the year ended December 31, 2008 as compared to 2007, the $8.7 million increase was primarily due to the full year impact from our investment in a note receivable in connection with the Hellweg 2 transaction, which occurred in April 2007. The Hellweg 2 transaction contributed interest income of $27.1 million, $28.1 million and $19.5 million in 2009, 2008 and 2007, respectively, inclusive of noncontrolling interests of $20.2 million, $20.9 million and $14.5 million in 2009, 2008 and 2007, respectively.

OTHER REAL ESTATE INCOME

Other real estate income generally consists of revenue from taxable subsidiaries that earn revenue from domestic hotels.

Other real estate income was $23.7 million, $23.4 million and $3.6 million for the years ended December 31, 2009, 2008 and 2007, respectively. For the year ended December 31, 2008 as compared to 2007, the $19.9 million increase was due to the full year impact of income earned from a September 2007 hotel property acquisition, which contributed $10.1 million of the increase, while income from a hotel property placed into service in the first quarter of 2008 contributed $9.8 million.

DEPRECIATION AND AMORTIZATION

2009 vs. 2008 — For the year ended December 31, 2009 as compared to 2008, depreciation and amortization expense increased by $2.2 million, primarily due to investments entered into or placed into service during 2008 and 2009.

2008 vs. 2007 — For the year ended December 31, 2008 as compared to 2007, depreciation and amortization increased by $14.0 million, substantially all of which was due to depreciation and amortization incurred on investments entered into or placed into service during 2008 and 2007. The full year impact on depreciation and amortization in connection with the Hellweg 2 transaction in April 2007 accounted for $3.1 million of the increase in 2008, inclusive of noncontrolling interests of $2.4 million.

PROPERTY EXPENSES

2009 vs. 2008 — For the year ended December 31, 2009 as compared to 2008, property expenses increased by $2.3 million, primarily due to an increase in uncollected rent expense as a result of a higher number of tenants experiencing financial difficulties.

2008 vs. 2007 — For the year ended December 31, 2008 as compared to 2007, property expenses increased by $12.7 million. Asset management and performance fees in 2008 increased by $6.1 million as a result of the increase in our asset base due to investment activity in 2008 and 2007. Uncollected rent expense increased by $3.8 million, primarily due to a higher number of tenants experiencing financial difficulties, while reimbursable tenant costs increased by $1.9 million. Actual recoveries of reimbursable tenant costs are recorded as both revenue and expense and therefore have no impact on net income.

OTHER REAL ESTATE EXPENSES

Other real estate expenses generally consist of expenses incurred by taxable subsidiaries that earn revenue from domestic hotels.

Other real estate expenses were $18.1 million, $19.4 million and $3.3 million for the years ended December 31, 2009, 2008 and 2007, respectively. For the year ended December 31, 2008 as compared to 2007, the $16.1 million increase was due to expenses incurred at a hotel property placed into service during the first quarter of 2008, which totaled $8.5 million, while the full year impact of expenses incurred at a hotel property acquired in 2007 contributed $7.6 million.

GENERAL AND ADMINISTRATIVE

2009 vs. 2008 — For the year ended December 31, 2009 as compared to 2008, general and administrative expenses decreased by $3.5 million primarily due to a reduction in business development costs of $2.0 million, as well as a decrease in professional services fees of $1.4 million. Business development costs are costs incurred in connection with potential investments that ultimately were not consummated.

2008 vs. 2007 — For the year ended December 31, 2008 as compared to 2007, general and administrative expenses increased by $3.0 million. Professional services fees increased by $1.5 million in 2008 and expenses allocated by the advisor increased by $1.2 million, primarily as a result of the growth in our asset base and revenues due to our investment volume in 2007 and 2008.

IMPAIRMENT CHARGES

For the years ended December 31, 2009 and 2008, we incurred impairment charges in our continuing real estate assets totaling $50.9 million and $0.9 million, respectively. The table below summarizes these impairment charges (in thousands):

LESSEE	YEARS ENDED DECEMBER 31, 2009	2008	REASON
Gortz & Schiele GmbH & Goertz & Schiele Corp. (3 properties)	**$ 25,393**	$ —	Tenant filed for bankruptcy
Foss Manufacturing	**15,985**	—	Tenant experiencing financial difficulties
John McGavigan Ltd.	**5,294**	—	Tenant filed for bankruptcy
Valley Diagnostics	**1,906**	—	Tenant experiencing financial difficulties
Various lessees	**2,279**	890	Decline in unguaranteed residual values
IMPAIRMENT CHARGES FROM CONTINUING OPERATIONS	**$50,857**	**$890**	

We did not incur any impairment charges on consolidated investments during 2007.

See Income from Equity Investments in Real Estate and Discontinued Operations below for additional impairment charges incurred.

INCOME FROM EQUITY INVESTMENTS IN REAL ESTATE

Income from equity investments in real estate represents our proportionate share of net income (revenue less expenses) from investments entered into with affiliates or third parties in which we have a non controlling interest but exercise significant influence.

2009 vs. 2008 — For the year ended December 31, 2009 as compared to 2008, income from equity investments in real estate increased by $5.1 million, primarily due to our investment in The New York Times transaction in March 2009, which contributed income of $5.4 million, as well as our investment in the Frontier Spinning Mills transaction in December 2008, which contributed income of $1.4 million. This income was partially offset by net other-than-temporary impairment charges totaling $3.6 million on two equity investments, including $2.6 million recorded during 2009 on our Lindenmaier A.G. equity investment as a result of the tenant filing for bankruptcy. In July 2009, the venture entered into an interim lease agreement with Lindenmaier that expired in February 2010 and was then converted to a month-to-month lease. This interim agreement provides for substantially lower rental income than the original lease.

2008 vs. 2007 — For the year ended December 31, 2008 as compared to 2007, income from equity investments in real estate increased by $6.7 million. Income from our equity investment in the Thales S.A. venture increased by $4.2 million primarily due to a decrease in impairment charges recognized by this venture in 2008. During 2008, we recognized impairment charges totaling $1.7 million on the Thales venture as compared to $6.0 million in 2007. At December 31, 2008, our proportionate share of losses at the equity investment level, including impairment charges, was greater than our investment basis, and as such, the carrying value of our equity investment was reduced to zero. In addition, income earned on equity investments we entered into during 2008 and 2007 contributed $1.8 million, while scheduled rent increases at several ventures and fluctuations in foreign currency exchange rates contributed $1.1 million. These increases were partially offset by an impairment charge of $1.4 million recognized by the Lindenmaier A.G. venture in 2008.

OTHER INTEREST INCOME

2009 vs. 2008 — For the year ended December 31, 2009 as compared to 2008, other interest income decreased by $3.9 million primarily due to lower average cash balances as a result of our real estate investment activity during 2008 and 2009 and lower rates of return earned on our cash balances reflecting current market conditions.

2008 vs. 2007 — For the year ended December 31, 2008 as compared to 2007, other interest income decreased by $16.2 million, primarily due to lower average cash balances as a result of using the proceeds received from our second public offering to make investments in real estate assets during 2008 and 2007 and lower rates of return earned on such balances due to then current market conditions.

GAIN ON EXTINGUISHMENT OF DEBT

In February 2009, a venture in which we and an affiliate each hold 50% interests, which we consolidate, repaid its existing non-recourse debt from the lender at a discount and recognized a gain on extinguishment of debt of $6.5 million, inclusive of noncontrolling interests of $3.2 million.

OTHER INCOME AND (EXPENSES)

Other income and (expenses) generally consists of gains and losses on foreign currency transactions and derivative instruments. We and certain of our foreign consolidated subsidiaries have intercompany debt and/or advances that are not denominated in the entity's functional currency. When the intercompany debt or accrued interest thereon is remeasured against the functional currency of the entity, a gain or loss may result. For intercompany transactions that are of a long-term investment nature, the gain or loss is recognized as a cumulative translation adjustment in other comprehensive income (loss). We also recognize gains or losses on foreign currency transactions when we repatriate cash from our foreign investments. In addition, we have certain derivative instruments, including embedded credit derivatives and common stock warrants, for which realized and unrealized gains and losses are included in earnings. The timing and amount of such gains and losses cannot always be estimated and are subject to fluctuation.

2009 — For the year ended December 31, 2009, we recognized net other expenses of $0.7 million, which was primarily comprised of an unrealized loss on an embedded credit derivative recognized by Hellweg 2.

2008 — For the year ended December 31, 2008, we recognized net other expenses of $1.8 million, which was primarily due to an unrealized loss on the Hellweg 2 embedded credit derivative of $3.4 million, partially offset by realized gains on foreign currency transactions of $1.4 million.

2007 — For the year ended December 31, 2007, we recognized net other income of $5.1 million, which was comprised of an unrealized gain on the Hellweg 2 embedded credit derivative of $2.7 million and net realized gains on foreign currency transactions of $2.4 million.

INTEREST EXPENSE

2009 vs. 2008 — For the year ended December 31, 2009 as compared to 2008, interest expense decreased by $2.2 million. Interest expense decreased by $2.3 million as a result of the impact of fluctuations in foreign currency exchange rates and by $1.7 million as a result of making scheduled principal payments and refinancing non-recourse mortgages during 2009 and 2008, which reduced the balances on which interest was incurred. These decreases were partially offset by $2.2 million in interest

expense incurred on new non-recourse mortgages obtained during 2008 and 2009. Interest expense in 2009 related to the Hellweg 2 transaction was $21.6 million, inclusive of noncontrolling interest of $16.0 million.

2008 vs. 2007 — For the year ended December 31, 2008 as compared to 2007, interest expense increased by $19.2 million, primarily due to the impact of non-recourse mortgage loans obtained on investments acquired or placed into service during 2007 and 2008, which contributed $19.3 million in 2008, and the impact of fluctuations in foreign currency exchange rates, which contributed $1.3 million. These increases were partially offset by a reduction in interest expense in 2008 as a result of making scheduled principal payments and paying our first annual installment of deferred acquisition fees to the advisor in January 2008. Interest expense in 2008 related to the Hellweg 2 transaction was $23.2 million, inclusive of noncontrolling interest of $17.1 million, as compared to $15.8 million (inclusive of noncontrolling interest of $11.7 million) in 2007.

PROVISION FOR INCOME TAXES

2009 vs. 2008 — For the year ended December 31, 2009 as compared to 2008, provision for income taxes increased by $1.6 million primarily due to an increase in foreign tax liabilities as a result of investments entered into during 2008. Taxes on our foreign investments, primarily in Germany, comprised a significant portion of our tax provision for both 2009 and 2008. Our investments generate taxable income in state, local and foreign jurisdictions primarily as a result of rent increases and scheduled amortization of mortgage principal payments, which reduced interest expense and increased income subject to local tax.

2008 vs. 2007 — For the year ended December 31, 2008 as compared to 2007, provision for income taxes increased by $1.4 million, primarily due to international investment activity during 2008.

INCOME FROM DISCONTINUED OPERATIONS

Income from discontinued operations was $5.6 million, $1.3 million and $0.7 million in 2009, 2008 and 2007, respectively. During 2009, we sold two domestic properties for $51.9 million, net of selling costs, and recognized net gain on sale of $7.6 million and net gain on extinguishment of debt of $2.3 million, excluding an impairment charge recognized in the current year of $5.1 million.

NET (LOSS) INCOME ATTRIBUTABLE TO CPA®:16 — GLOBAL SHAREHOLDERS

2009 vs. 2008 — For the year ended December 31, 2009, the resulting net loss attributable to CPA®:16 — Global shareholders was $2.5 million as compared to net income of $20.2 million for 2008.

2008 vs. 2007 — For the year ended December 31, 2008 as compared to 2007, the resulting net income attributable to CPA®:16 — Global shareholders decreased by $14.0 million.

FINANCIAL CONDITION

Sources and Uses of Cash During the Year

One of our objectives is to use the cash flow from net leases to meet operating expenses, service debt and fund distributions to shareholders. Our cash flows fluctuate period to period due to a number of factors, which may include, among other things, the timing of purchases and sales of real estate, timing of proceeds from non-recourse mortgage loans and receipt of lease revenues, the advisor's annual election to receive fees in restricted shares of our common stock or cash, the timing and characterization of distributions from equity investments in real estate and payment to the advisor of the annual installment of deferred acquisition fees and interest thereon in the first quarter. Despite this fluctuation, we believe that we will generate sufficient cash from

operations and from equity distributions in excess of equity income in real estate to meet our short-term and long-term liquidity needs. We may also use existing cash resources, the proceeds of non-recourse mortgage loans and the issuance of additional equity securities to meet these needs. We assess our ability to access capital on an ongoing basis. Our sources and uses of cash during the period are described below.

Operating Activities

During 2009, we used cash flows from operating activities of $119.9 million to fund distributions to shareholders of $80.8 million. We also made scheduled mortgage principal installments of $18.8 million and paid distributions of $44.4 million to affiliates and third parties that hold noncontrolling interests in various entities with us. We used cash distributions from equity investments in real estate in excess of equity income of $47.0 million (see Investing Activities below) and our existing cash resources to fund these payments. For 2009, the advisor elected to continue to receive its performance fees in restricted shares of our common stock, and as a result, we paid performance fees of $11.8 million through the issuance of restricted stock rather than in cash.

Investing Activities

Our investing activities are generally comprised of real estate related transactions (purchases and sales of real estate and mortgage loans collateralized by real estate), payment of our annual installment of deferred acquisition fees to the advisor and capitalized property related costs. During 2009, we used $137.4 million to enter into an investment in Hungary and to fund construction costs at several build-to-suit and expansion projects. We also used $62.4 million to purchase an equity investment in The New York Times Company transaction. In January 2009, we paid our annual installment of deferred acquisition fees to the advisor, which totaled $9.1 million. Cash inflows consisted of distributions from equity investments in real estate of $47.0 million, including our share of mortgage proceeds obtained by two ventures of $40.2 million, $28.2 million primarily from the sale of two domestic properties during the second quarter of 2009 and the release of $11.1 million of funds held in escrow to fund expansions at existing properties.

Financing Activities

In addition to making scheduled mortgage principal installments and paying distributions to shareholders and to affiliates that hold noncontrolling interests in various entities with us, during 2009 we received mortgage proceeds totaling $78.5 million, including $49.5 million related to our investment in Hungary and $29.0 million obtained as a result of refinancing an existing non-recourse mortgage. We used $34.8 million to prepay certain non-recourse mortgages, primarily consisting of $32.5 million used to prepay, at a discount, a $39.0 million outstanding balance on a non-recourse mortgage loan. Concurrent with this prepayment, we obtained new non-recourse debt of $29.0 million with a term of three years, plus two one-year extensions. We also received contributions of $24.9 million from holders of noncontrolling interests primarily in connection with the Hungary transaction. We received $32.3 million as a result of issuing shares through our distribution reinvestment and stock purchase plan and used $35.1 million to repurchase our shares through a redemption plan that allows shareholders to sell shares back to us, subject to certain limitations as described below.

We maintain a quarterly redemption program pursuant to which we may, at the discretion of our board of directors, redeem shares of our common stock from shareholders seeking liquidity. We limit the number of shares we may redeem so that the shares we redeem in any quarter, together with the aggregate number of shares redeemed in the preceding three fiscal quarters, does not exceed a maximum of 5% of our total shares outstanding as of the last day of the immediately preceding quarter. We have recently experienced higher levels of redemption requests as compared to prior years. At December 31, 2009, redemptions totaled approximately 3.2% of total shares outstanding. In addition, our ability to effect redemptions is subject to our having available cash to do so. If we have sufficient funds to purchase some but not all of the shares offered to us for redemption in a particular quarter, or if the shares offered for redemption in a quarter would exceed the 5% limitation, shares will be redeemed on a pro rata basis, subject in all cases to the discretion of our board of directors. Requests not fulfilled in a quarter and not revoked by the

shareholder will automatically be carried forward to the next quarter, unless our board of directors determines otherwise, and will receive priority over requests made in the relevant quarter.

For the year ended December 31, 2009, we received requests to redeem 3,847,598 shares of our common stock pursuant to our redemption plan, and we redeemed all of these requests at a price per share of $9.15. Of the total 2009 redemptions, we redeemed 476,301 shares in the fourth quarter of 2009. We funded share redemptions during 2009 from the proceeds of the sale of shares of our common stock pursuant to our distribution reinvestment and share purchase plan and existing cash resources.

SUMMARY OF FINANCING

The table below summarizes our non-recourse long-term debt (dollars in thousands):

	DECEMBER 31,	
	2009	2008
Balance		
Fixed rate	$ 1,385,550	$1,406,926
Variable rate[a]	60,339	31,300
TOTAL	$1,445,889	$1,438,226
Percent of total debt		
Fixed rate	96%	98%
Variable rate[a]	4%	2%
	100%	100%
Weighted average interest rate at end of year		
Fixed rate	5.9%	5.9%
Variable rate[a]	6.0%	5.4%

(a) Variable rate debt at December 31, 2009 included (i) $3.9 million that has been effectively converted to a fixed rate through an interest rate swap derivative instrument, (ii) $29.0 million that is subject to an interest rate cap, but for which the interest rate cap was not in effect at December 31, 2009 and (iii) $27.5 million in mortgage obligations that bore interest at fixed rates but that have interest rate reset features that may change the interest rates to then-prevailing market fixed rates (subject to specific caps) at certain points during their term. No interest rate resets or expirations of interest rate swaps or caps are scheduled to occur during the next twelve months.

CASH RESOURCES

At December 31, 2009, our cash resources consisted of cash and cash equivalents of $84.0 million. Of this amount, $29.0 million, at then-current exchange rates, was held in foreign bank accounts, and we could be subject to restrictions or significant costs should we decide to repatriate these amounts. We also had unleveraged properties that had an aggregate carrying value of $185.5 million although, given the current economic environment, there can be no assurance that we would be able to obtain financing for these properties. Our cash resources can be used to fund future investments as well as for working capital needs and other commitments.

At December 31, 2009, five tenants, four of which operate in the automotive industry, were in various stages of the bankruptcy process. These tenants accounted for lease revenues and net loss from equity investments in real estate as follows: lease revenues from these tenants were $5.4 million, inclusive of amounts attributable to noncontrolling interests of $1.9 million, for both of the

years ended December 31, 2009 and 2008. For our equity investments in real estate, net losses of $3.2 million and $0.8 million were recognized for the years ended December 31, 2009 and 2008, respectively. These investments had an aggregate carrying value of $19.6 million and $49.6 million at December 31, 2009 and 2008, respectively. For the years ended December 31, 2009 and 2008, we incurred impairment charges totaling $35.3 million and $1.4 million, respectively, inclusive of noncontrolling interests of $12.7 million for the year ended December 31, 2009, on properties leased to these tenants (Note 11). At December 31, 2009, three of these tenants had ceased making rent payments. As a result of these tenants' noncompliance with the terms of their leases, we suspended debt service on three non-recourse mortgage loans, which had an aggregate outstanding balance of $27.2 million at December 31, 2009, inclusive of amounts attributable to noncontrolling interests of $11.6 million.

CASH REQUIREMENTS

During 2010, we expect that cash requirements will include paying distributions to shareholders and to our affiliates who hold noncontrolling interests in entities we control, making scheduled mortgage principal payments (we have no balloon payments on our mortgage obligations until 2011) and funding build-to-suit and lending commitments that we currently estimate to total $10.4 million, as well as other normal recurring operating expenses.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

The table below summarizes our off-balance sheet arrangements and contractual obligations at December 31, 2009 and the effect that these arrangements and obligations are expected to have on our liquidity and cash flow in the specified future periods (in thousands):

	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Non-recourse debt — Principal	**$ 1,443,522**	$ 21,958	$ 81,940	$ 127,994	$ 1,211,630
Deferred acquisition fees — Principal	**8,962**	6,261	2,701	—	—
Interest on borrowings and deferred acquisition fees[(a)]	**620,634**	85,232	164,358	154,074	216,970
Subordinated disposition fees[(b)]	**1,013**	—	—	—	1,013
Build-to-suit commitments[(c)]	**9,357**	9,357	—	—	—
Lending commitments[(d)]	**1,000**	1,000	—	—	—
Operating and other lease commitments[(e)]	**59,195**	1,833	3,696	3,701	49,965
	$2,143,683	**$125,641**	**$252,695**	**$285,769**	**$1,479,578**

(a) Interest on an unhedged variable rate debt obligation was calculated using the variable interest rate and balance outstanding at December 31, 2009.

(b) Payable to the advisor, subject to meeting contingencies, in connection with any liquidity event.

(c) Represents remaining build-to-suit commitment for a domestic project. Estimated total construction costs for this project are currently projected to be $63.0 million, of which $53.6 million had been funded at December 31, 2009.

(d) Represents unfunded amount on a commitment to provide a loan to a developer of a domestic property. The total commitment for the loan is $15.8 million, of which $14.8 million had been funded at December 31, 2009.

(e) Operating and other lease commitments consist primarily of rent obligations under ground leases and our share of future minimum rents payable under an office cost-sharing agreement with certain affiliates for the purpose of leasing office space used for the administration of real estate entities. Amounts under the cost-sharing agreement are allocated among the entities based on gross revenues and are adjusted quarterly. Rental obligations under ground leases are inclusive of noncontrolling interests of approximately $9.4 million.

Amounts in the table above related to our foreign operations are based on the exchange rate of the local currencies at December 31, 2009. At December 31, 2009, we had no material capital lease obligations for which we are the lessee, either individually or in the aggregate.

As noted in Results of Operations above, we, together with our advisor and certain of our affiliates, acquired two related investments in 2007 in which we have a total effective ownership interest of 26% and that we consolidate, as we are the managing member of the ventures (the Hellweg 2 transaction). The primary purpose of these investments was to ultimately acquire an interest in the underlying properties and as such was structured to effectively transfer the economics of ownership to us and our affiliates while still monetizing the sales value by transferring the legal ownership in the underlying properties over time. In connection with the acquisition, the property venture agreed to an option agreement that gives the property venture the right to purchase, from the partner, an additional 75% interest in the limited partnership no later than December 2010 at a price equal to the principal amount of the note receivable at the time of purchase. Upon exercise of this purchase option, the property venture would own 99.7% of the limited partnership. The property venture has also agreed to a second assignable option agreement to acquire the remaining 0.3% interest in the limited partnership by December 2012. If the property venture does not exercise its option agreements, the partner has option agreements to put its remaining interests in the limited partnership to the property venture during 2014 at a price equal to the principal amount of the note receivable at the time of purchase.

Upon exercise of the purchase option or the put, in order to avoid circular transfers of cash, the seller and the lending venture and the property venture agreed that the lending venture or the seller may elect, upon exercise of the respective purchase option or put option, to have the loan from the lending venture to the seller repaid by a deemed transfer of cash. The deemed transfer shall be in amounts necessary to fully satisfy the seller's obligations to the lending venture, and the lending venture shall be deemed to have transferred such funds up to us and our affiliates as if we had recontributed them down into the property venture based on our pro rata ownership. Accordingly, at December 31, 2009 (based on the exchange rate of the Euro), the only additional cash required by us to fund the exercise of the purchase option or the put would be the pro rata amounts necessary to redeem the advisor's interest, the aggregate of which would be approximately $2.4 million, with our share approximating $0.6 million. In addition, our maximum exposure to loss on these ventures was approximately $105.9 million (inclusive of noncontrolling interests and of both our existing investment and the amount to fund our future commitment).

We have investments in unconsolidated ventures that own single-tenant properties net leased to corporations. All of the underlying investments are owned with our affiliates. Summarized financial information for these ventures and our ownership interest in the ventures at December 31, 2009 is presented below. Summarized financial information provided represents the total amount attributable to the ventures and does not represent our proportionate shares (dollars in thousands):

LESSEE	OWNERSHIP INTEREST AT DECEMBER 31, 2009	TOTAL ASSETS	TOTAL THIRD PARTY DEBT	MATURITY DATE
Thales S.A.[a] [b]	35%	$ 29,478	$ 27,478	7/2011
U-Haul Moving Partners, Inc. and Mercury Partners, LP	31%	294,101	164,328	5/2014
Actuant Corporation[a]	50%	18,246	12,030	5/2014
TietoEnator Plc[a]	40%	98,792	75,785	7/2014
The New York Times Company[c]	27%	241,759	119,154	9/2014
Pohjola Non-life Insurance Company[a]	40%	104,277	85,729	1/2015
Hellweg Die Profi-Baumarkte GmbH & Co. KG[a]	25%	195,881	106,937	5/2015
Actebis Peacock GmbH.[a]	30%	52,053	32,034	7/2015
Frontier Spinning Mills, Inc.[d]	40%	39,144	23,300	8/2016
Consolidated Systems, Inc.	40%	16,976	11,538	11/2016
Lindenmaier A.G.[a] [e]	33%	18,054	12,656	10/2017
OBI A.G.[a]	25%	211,959	171,207	3/2018
Police Prefecture, French Government[a]	50%	109,345	90,602	8/2020
Schuler A.G.[a]	33%	74,310	—	N/A
		$1,504,375	**$932,778**	

(a) Dollar amounts shown are based on the applicable exchange rate of the foreign currency at December 31, 2009.

(b) In July 2009, this venture sold four of its five properties back to the tenant for $46.6 million and used the proceeds to partially repay the existing non-recourse mortgage loan on these properties, which had an outstanding balance of $74.7 million at the date of the sale. The remaining loan balance is collateralized by the unsold fifth property. We recognized a net other-than-temporary impairment charge of $0.9 million in connection with this venture during 2009.

(c) We acquired our interest in this investment in March 2009. In August 2009, the venture obtained mortgage financing on the property of $119.8 million.

(d) In July 2009, this venture obtained mortgage financing of $23.4 million.

(e) We recognized other-than-temporary impairment charges of $2.7 million in connection with this venture during 2009 (Note 11).

In connection with the purchase of many of our properties, we required the sellers to perform environmental reviews. We believe, based on the results of these reviews, that our properties were in substantial compliance with federal and state environmental statutes at the time the properties were acquired. However, portions of certain properties have been subject to some degree of contamination, principally in connection with leakage from underground storage tanks, surface spills or other on-site activities. In most instances where contamination has been identified, tenants are actively engaged in the remediation process and addressing identified conditions. Tenants are generally subject to environmental statutes and regulations regarding the discharge of hazardous materials and any related remediation obligations. In addition, our leases generally require tenants to indemnify us from all liabilities and losses related to the leased properties, with provisions of this indemnification specifically addressing environmental matters. The leases generally include provisions that allow for periodic environmental assessments, paid for by the tenant, and allow us to

extend leases until such time as a tenant has satisfied its environmental obligations. Certain of our leases allow us to require financial assurances from tenants, such as performance bonds or letters of credit, if the costs of remediating environmental conditions are, in our estimation, in excess of specified amounts. Accordingly, we believe that the ultimate resolution of any environmental matters should not have a material adverse effect on our financial condition, liquidity or results of operations.

Critical Accounting Estimates

Our significant accounting policies are described in Note 2 to the consolidated financial statements. Many of these accounting policies require judgment and the use of estimates and assumptions when applying these policies in the preparation of our consolidated financial statements. On a quarterly basis, we evaluate these estimates and judgments based on historical experience as well as other factors that we believe to be reasonable under the circumstances. These estimates are subject to change in the future if underlying assumptions or factors change. Certain accounting policies, while significant, may not require the use of estimates. Those accounting policies that require significant estimation and/or judgment are listed below.

CLASSIFICATION OF REAL ESTATE ASSETS

We classify our directly owned leased assets for financial reporting purposes at the inception of a lease, or when significant lease terms are amended, as either real estate leased under operating leases or net investment in direct financing leases. This classification is based on several criteria, including, but not limited to, estimates of the remaining economic life of the leased assets and the calculation of the present value of future minimum rents. We estimate remaining economic life in part using third party appraisals of the leased assets. We calculate the present value of future minimum rents using the lease's implicit interest rate, which requires an estimate of the residual value of the leased assets as of the end of the non-cancelable lease term. Estimates of residual values are generally based on third party appraisals. Different estimates of residual value result in different implicit interest rates and could possibly affect the financial reporting classification of leased assets. The contractual terms of our leases are not necessarily different for operating and direct financing leases; however, the classification is based on accounting pronouncements that are intended to indicate whether the risks and rewards of ownership are retained by the lessor or substantially transferred to the lessee. We believe that we retain certain risks of ownership regardless of accounting classification. Assets classified as net investment in direct financing leases are not depreciated but are written down to expected residual value over the lease term. Therefore, the classification of assets may have a significant impact on net income even though it has no effect on cash flows.

IDENTIFICATION OF TANGIBLE AND INTANGIBLE ASSETS IN CONNECTION WITH REAL ESTATE ACQUISITIONS

In connection with our acquisition of properties accounted for as operating leases, we allocate purchase costs to tangible and intangible assets and liabilities acquired based on their estimated fair values. We determine the value of tangible assets, consisting of land and buildings, as if vacant, and record intangible assets, including the above- and below-market value of leases, the value of in-place leases and the value of tenant relationships, at their relative estimated fair values.

We determine the value attributed to tangible assets in part using a discounted cash flow model that is intended to approximate both what a third party would pay to purchase the vacant property and rent at current estimated market rates. In applying the model, we assume that the disinterested party would sell the property at the end of an estimated market lease term. Assumptions used in the model are property-specific where this information is available; however, when certain necessary information is not available, we use available regional and property-type information. Assumptions and estimates include a discount rate or internal rate of return, marketing period necessary to put a lease in place, carrying costs during the marketing period, leasing commissions and tenant improvements allowances, market rents and growth factors of these rents, market lease term and a cap rate to be applied to an estimate of market rent at the end of the market lease term.

We acquire properties subject to net leases and determine the value of above-market and below-market lease intangibles based on the difference between (i) the contractual rents to be paid pursuant to the leases negotiated and in place at the time of acquisition of the properties and (ii) our estimate of fair market lease rates for the property or a similar property, both of which are measured over a period equal to the estimated market lease term. We discount the difference between the estimated market rent and contractual rent to a present value using an interest rate reflecting our current assessment of the risk associated with the lease acquired, which includes a consideration of the credit of the lessee. Estimates of market rent are generally based on a third party appraisal obtained in connection with the property acquisition and can include estimates of market rent increase factors, which are generally provided in the appraisal or by local brokers.

We evaluate the specific characteristics of each tenant's lease and any pre-existing relationship with each tenant in determining the value of in-place lease and tenant relationship intangibles. To determine the value of in-place lease intangibles, we consider estimated market rent, estimated carrying costs of the property during a hypothetical expected lease-up period, current market conditions and costs to execute similar leases. Estimated carrying costs include real estate taxes, insurance, other property operating costs and estimates of lost rentals at market rates during the hypothetical expected lease-up periods, based on assessments of specific market conditions. In determining the value of tenant relationship intangibles, we consider the expectation of lease renewals, the nature and extent of our existing relationship with the tenant, prospects for developing new business with the tenant and the tenant's credit profile. We also consider estimated costs to execute a new lease, including estimated leasing commissions and legal costs, as well as estimated carrying costs of the property during a hypothetical expected lease-up period. We determine these values using third party appraisals or our estimates.

BASIS OF CONSOLIDATION

When we obtain an economic interest in an entity, we evaluate the entity to determine if it is deemed a variable interest entity ("VIE") and, if so, whether we are deemed to be the primary beneficiary and are therefore required to consolidate the entity. Significant judgment is required to determine whether a VIE should be consolidated. We review the contractual arrangements provided for in the partnership agreement or other related contracts to determine whether the entity is considered a VIE under current authoritative accounting guidance, and to establish whether we have any variable interests in the VIE. We then compare our variable interests, if any, to those of the other venture partners to identify the party that is exposed to the majority of the VIE's expected losses, expected residual returns, or both. We use this analysis to determine who should consolidate the VIE. The comparison uses both qualitative and quantitative analytical techniques that may involve the use of a number of assumptions about the amount and timing of future cash flows.

For an entity that is not considered to be a VIE, the general partners in a limited partnership (or similar entity) are presumed to control the entity regardless of the level of their ownership and, accordingly, may be required to consolidate the entity. We evaluate the partnership agreements or other relevant contracts to determine whether there are provisions in the agreements that would overcome this presumption. If the agreements provide the limited partners with either (a) the substantive ability to dissolve or liquidate the limited partnership or otherwise remove the general partners without cause or (b) substantive participating rights, the limited partners' rights overcome the presumption of control by a general partner of the limited partnership, and, therefore, the general partner must account for its investment in the limited partnership using the equity method of accounting.

When we obtain an economic interest in an entity that is structured at the date of acquisition as a tenant-in-common interest, we evaluate the tenancy-in-common agreements or other relevant documents to ensure that the entity does not qualify as a VIE and does not meet the control requirement required for consolidation. We also use judgment in determining whether the shared decision-making involved in a tenant-in-common interest investment creates an opportunity for us to have significant influence on the operating and financial decisions of these investments and thereby creates some responsibility by us for a return on our investment. We account for tenancy-in-common interests under the equity method of accounting.

IMPAIRMENTS

We periodically assess whether there are any indicators that the value of our long-lived assets may be impaired or that their carrying value may not be recoverable. These impairment indicators include, but are not limited to, the vacancy of a property that is not subject to a lease; a lease default by a tenant that is experiencing financial difficulty; the termination of a lease by a tenant or the rejection of a lease in a bankruptcy proceeding. Impairment charges do not necessarily reflect the true economic loss caused by the default of the tenant, which may be greater or less than the impairment amount. In addition, we often use non-recourse debt to finance our acquisitions, and to the extent that the value of an asset is written down to below the value of its debt, there is an unrealized gain that will be triggered when we turn the asset back to the lender in satisfaction of the debt. We may incur impairment charges on long-lived assets, including real estate, direct financing leases, assets held for sale and equity investments in real estate. We may also incur impairment charges on marketable securities. Estimates and judgments used when evaluating whether these assets are impaired are presented below.

Real Estate

For real estate assets in which an impairment indicator is identified, we follow a two-step process to determine whether an asset is impaired and to determine the amount of the charge. First, we compare the carrying value of the property to the future net undiscounted cash flow that we expect the property will generate, including any estimated proceeds from the eventual sale of the property. The undiscounted cash flow analysis requires us to make our best estimate of market rents, residual values and holding periods. We estimate market rents and residual values using market information from outside sources such as broker quotes or recent comparable sales. In cases where the available market information is not deemed appropriate, we perform a future net cash flow analysis discounted for inherent risk associated with each asset to determine an estimated fair value. As our investment objective is to hold properties on a long-term basis, holding periods used in the undiscounted cash flow analysis generally range from five to ten years. Depending on the assumptions made and estimates used, the future cash flow projected in the evaluation of long-lived assets can vary within a range of outcomes. We consider the likelihood of possible outcomes in determining the best possible estimate of future cash flows. If the future net undiscounted cash flow of the property is less than the carrying value, the property is considered to be impaired. We then measure the loss as the excess of the carrying value of the property over its estimated fair value. The property's estimated fair value is primarily determined using market information from outside sources such as broker quotes or recent comparable sales.

Direct Financing Leases

We review our direct financing leases at least annually to determine whether there has been an other-than-temporary decline in the current estimate of residual value of the property. The residual value is our estimate of what we could realize upon the sale of the property at the end of the lease term, based on market information from outside sources such as broker quotes or recent comparable sales. If this review indicates that a decline in residual value has occurred that is other-than-temporary, we recognize an impairment charge and revise the accounting for the direct financing lease to reflect a portion of the future cash flow from the lessee as a return of principal rather than as revenue. While we evaluate direct financing leases if there are any indicators that the residual value may be impaired, the evaluation of a direct financing lease can be affected by changes in long-term market conditions even though the obligations of the lessee are being met.

Assets Held for Sale

We classify assets that are accounted for as operating leases as held for sale when we have entered into a contract to sell the property, all material due diligence requirements have been satisfied and we believe it is probable that the disposition will occur within one year. When we classify an asset as held for sale, we calculate its estimated fair value as the expected sale price, less expected selling costs. We base the expected sale price on the contract and the expected selling costs on information provided by brokers and legal counsel. We then compare the asset's estimated fair value to its carrying value, and if the estimated fair value is

less than the property's carrying value, we reduce the carrying value to the estimated fair value. We will continue to review the property for subsequent changes in the estimated fair value, and may recognize an additional impairment charge if warranted.

If circumstances arise that we previously considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, we reclassify the property as held and used. We record a property that is reclassified as held and used at the lower of (a) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used, or (b) the estimated fair value at the date of the subsequent decision not to sell.

Equity Investments in Real Estate

We evaluate our equity investments in real estate on a periodic basis to determine if there are any indicators that the value of our equity investment may be impaired and to establish whether or not that impairment is other-than-temporary. To the extent impairment has occurred, we measure the charge as the excess of the carrying value of our investment over its estimated fair value, which is determined by multiplying the estimated fair value of the underlying venture's net assets by our ownership interest percentage. For our unconsolidated ventures in real estate, we calculate the estimated fair value of the underlying venture's real estate or net investment in direct financing lease as described in Real Estate and Direct Financing Leases above. The fair value of the underlying venture's debt, if any, is calculated based on market interest rates and other market information. The fair value of the underlying venture's other assets and liabilities is generally assumed to be equal to their carrying value.

Marketable Securities

We evaluate our marketable securities for impairment if a decline in estimated fair value below cost basis is significant and/or has lasted for an extended period of time. We review the underlying cause of the decline in value and the estimated recovery period, as well as the severity and duration of the decline, to determine if the decline is other-than-temporary. In our evaluation, we consider our ability and intent to hold these investments for a reasonable period of time sufficient for us to recover our cost basis. We also evaluate the near-term prospects for each of these investments in relation to the severity and duration of the decline. If we determine that the decline is other-than-temporary, we record an impairment charge to reduce our cost basis to the estimated fair value of the security.

PROVISION FOR UNCOLLECTED AMOUNTS FROM LESSEES

On an ongoing basis, we assess our ability to collect rent and other tenant-based receivables and determine an appropriate allowance for uncollected amounts. Because we have a limited number of lessees (21 lessees represented 69% of lease revenues during 2009), we believe that it is necessary to evaluate the collectibility of these receivables based on the facts and circumstances of each situation rather than solely using statistical methods. Therefore, in recognizing our provision for uncollected rents and other tenant receivables, we evaluate actual past due amounts and make subjective judgments as to the collectability of those amounts based on factors including, but not limited to, our knowledge of a lessee's circumstances, the age of the receivables, the tenant's credit profile and prior experience with the tenant. Even if a lessee has been making payments, we may reserve for the entire receivable amount from the lessee if we believe there has been significant or continuing deterioration in the lessee's ability to meet its lease obligations.

INTEREST CAPITALIZED IN CONNECTION WITH REAL ESTATE UNDER CONSTRUCTION

Operating real estate is stated at cost less accumulated depreciation. Costs directly related to build-to-suit projects, primarily interest, if applicable, are capitalized. Interest capitalized in 2009, 2008 and 2007 was $2.4 million, $2.4 million and $2.7 million, respectively. We consider a build-to-suit project as substantially completed upon the completion of improvements. If portions of a project are substantially completed and occupied and other portions have not yet reached that stage, the substantially completed

portions are accounted for separately. We allocate costs incurred between the portions under construction and the portions substantially completed and only capitalize those costs associated with the portion under construction. We do not have a credit facility and determine an interest rate to be applied for capitalizing interest based on an average rate on our outstanding non-recourse mortgage debt.

INCOME TAXES

We have elected to be treated as a REIT under Sections 856 through 860 of the Code. In order to maintain our qualification as a REIT, we are required to, among other things, distribute at least 90% of our REIT net taxable income to our shareholders (excluding net capital gains) and meet certain tests regarding the nature of our income and assets. As a REIT, we are not subject to U.S. federal income tax with respect to the portion of our income that meets certain criteria and is distributed annually to shareholders. Accordingly, no provision for U.S. federal income taxes is included in the consolidated financial statements with respect to these operations. We believe we have operated, and we intend to continue to operate, in a manner that allows us to continue to meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. If we were to fail to meet these requirements, we would be subject to U.S. federal income tax.

We conduct business in various states and municipalities within the U.S. and internationally and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions. As a result, we are subject to certain state, local and foreign taxes and a provision for such taxes is included in the consolidated financial statements.

Significant judgment is required in determining our tax provision and in evaluating our tax positions. We establish tax reserves in accordance using a benefit recognition model, which we believe could result in a greater amount of benefit (and a lower amount of reserve) being initially recognized in certain circumstances. Provided that the tax position is deemed more likely than not of being sustained, we recognize the largest amount of tax benefit that is greater than 50 percent likely of being ultimately realized upon settlement. The tax position must be derecognized when it is no longer more likely than not of being sustained.

We have elected to treat certain of our corporate subsidiaries as a taxable REIT subsidiary ("TRS"). In general, a TRS may perform additional services for our tenants and generally may engage in any real estate or non-real estate related business (except for the operation or management of health care facilities or lodging facilities or providing to any person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated). A TRS is subject to corporate federal income tax. Our TRS subsidiaries own hotels that are managed on our behalf by third party hotel management companies.

Our earnings and profits, which determine the taxability of dividends to shareholders, differ from net income reported for financial reporting purposes due primarily to differences in depreciation, including hotel properties, for federal income tax purposes. Deferred income taxes relate primarily to our TRSs and are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting bases of assets and liabilities of our TRSs and their respective tax bases and for their operating loss and tax credit carry forwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including tax planning strategies and other factors.

Although our TRSs may operate at a profit for federal income tax purposes in future periods, we cannot quantify the value of our deferred tax assets with certainty. Therefore, any deferred tax assets have been reserved as we have not concluded that it is more likely than not that these deferred tax assets will be realizable.

Future Accounting Requirements

In June 2009, the FASB issued amended guidance related to the consolidation of VIEs. These amendments require an enterprise to qualitatively assess the determination of the primary beneficiary of a VIE based on whether the entity (1) has the power to direct matters that most significantly impact the activities of the VIE, and (2) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The amendments change the consideration of kick-out rights in determining if an entity is a VIE, which may cause certain additional entities to now be considered VIEs. Additionally, they require an ongoing reconsideration of the primary beneficiary and provide a framework for the events that trigger a reassessment of whether an entity is a VIE. This guidance is effective for us beginning January 1, 2010. We are currently assessing the potential impact that the adoption of the new guidance will have on our financial position and results of operations.

Quantitative and Qualitative Disclosures about Market Risk

MARKET RISKS

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates and equity prices. The primary risks to which we are exposed are interest rate risk and foreign currency exchange risk. We are also exposed to market risk as a result of concentrations in certain tenant industries, including automotive related industries.

We do not generally use derivative instruments to manage foreign currency exchange risk exposure and do not use derivative instruments to hedge credit/market risks or for speculative purposes. However, from time to time, we may enter into foreign currency forward contracts to hedge our foreign currency cash flow exposures.

INTEREST RATE RISK

The value of our real estate and related fixed rate debt obligations are subject to fluctuations based on changes in interest rates. The value of our real estate is also subject to fluctuations based on local and regional economic conditions and changes in the creditworthiness of lessees, all of which may affect our ability to refinance property-level mortgage debt when balloon payments are scheduled. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond our control. An increase in interest rates would likely cause the value of our owned assets to decrease. Increases in interest rates may also have an impact on the credit profile of certain tenants.

Although we have not experienced any credit losses on investments in loan participations, in the event of a significant rising interest rate environment and given the current economic crisis, loan defaults could occur and result in our recognition of credit losses, which could adversely affect our liquidity and operating results. Further, such defaults could have an adverse effect on the spreads between interest earning assets and interest bearing liabilities.

We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain mortgage financing on a long-term, fixed-rate basis. However, from time to time, we or our venture partners may obtain variable rate non-recourse mortgage loans and, as a result, may enter into interest rate swap agreements or interest rate cap agreements with lenders that effectively convert the variable rate debt service obligations of the loan to a fixed rate. Interest rate swaps are agreements in which one party exchanges a stream of interest payments for a counterparty's stream of cash flow over a specific period, and interest rate caps limit the effective borrowing rate of variable rate debt obligations while allowing participants to share in downward shifts in interest rates. These interest rate swaps and caps are derivative instruments designated as cash flow hedges on the forecasted interest payments on the debt obligation. The notional, or face, amount on which the swaps or caps are based is not exchanged. Our objective in using these derivatives is to limit our exposure to interest rate movements. At December 31, 2009, we estimate that the

net fair value of our interest rate swap and interest rate cap, which are included in Other assets, net and Accounts payable, accrued expenses and other liabilities in the consolidated financial statements, was a liability of $0.2 million. In addition, two unconsolidated ventures in which we have interests ranging from 25% to 27.25% had an interest rate swap and an interest rate cap with a net estimated fair value liability of $5.3 million in the aggregate, representing the total amount attributable to the ventures, not our proportionate share, at December 31, 2009.

In connection with the Hellweg 2 transaction, two ventures in which we have a total effective ownership interest of 26%, which we consolidate, obtained participation rights in two interest rate swaps obtained by the lender of the non-recourse mortgage financing on the transaction. The participation rights are deemed to be embedded credit derivatives. For the years ended December 31, 2009 and 2008, the embedded credit derivatives generated unrealized losses of $1.1 million and $3.4 million, inclusive of noncontrolling interest of $0.8 million and $2.7 million, respectively. Because of current market volatility, we are experiencing significant fluctuation in the unrealized gains or losses generated from these derivatives and expect this trend to continue until market conditions stabilize.

At December 31, 2009, substantially all of our non-recourse debt either bore interest at fixed rates or bore interest at fixed rates that were scheduled to convert to then-prevailing market fixed rates at certain future points during their term. The annual interest rates on our fixed rate debt at December 31, 2009 ranged from 4.4% to 7.7%. The annual interest rates on our variable rate debt at December 31, 2009 ranged from 5.2% to 6.7%. Our debt obligations are more fully described in "Financial Condition" above. The following table presents principal cash flows based upon expected maturity dates of our debt obligations outstanding at December 31, 2009 (in thousands):

	2010	2011	2012	2013	2014	THEREAFTER	TOTAL	FAIR VALUE
Fixed rate debt	$21,536	$25,006	$27,075	$30,255	$96,787	$1,182,524	$1,383,183	$1,225,962
Variable rate debt	$ 422	$ 427	$29,432	$ 438	$ 514	$ 29,106	$ 60,339	$ 60,338

The estimated fair value of our fixed rate debt and our variable rate debt that currently bears interest at fixed rates or has effectively been converted to a fixed rate through the use of interest rate swaps or caps is affected by changes in interest rates. A decrease or increase in interest rates of 1% would change the estimated fair value of such debt at December 31, 2009 by an aggregate increase of $73.0 million or an aggregate decrease of $67.9 million, respectively. Annual interest expense on our unhedged variable rate debt that does not bear interest at fixed rates at December 31, 2009 would increase or decrease by $0.3 million for each respective 1% change in annual interest rates. As more fully described in Summary of Financing above, a portion of the debt classified as variable rate debt in the tables above bore interest at fixed rates at December 31, 2009 but has interest rate reset features that will change the fixed interest rates to then-prevailing market fixed rates at certain points in their term. Such debt is generally not subject to short-term fluctuations in interest rates.

FOREIGN CURRENCY EXCHANGE RATE RISK

We own investments in the European Union and other foreign countries, and as a result we are subject to risk from the effects of exchange rate movements of foreign currencies, primarily the Euro and British Pound Sterling and to a lesser extent, certain other currencies, which may affect future costs and cash flows. We manage foreign currency exchange rate movements by generally placing both our debt obligation to the lender and the tenant's rental obligation to us in the same currency. For 2009, Hellweg 2, which leases properties in Germany, contributed 20% of lease revenues, inclusive of noncontrolling interests. We are generally a net receiver of these currencies (we receive more cash than we pay out), and therefore our foreign operations benefit from a weaker U.S. dollar, and are adversely affected by a stronger U.S. dollar, relative to the foreign currency. For 2009, we recognized net realized foreign currency losses of $0.4 million and net unrealized foreign currency gains of $0.4 million. These gains and losses are included in Other income and expenses in the consolidated financial statements and were primarily due to changes in

the value of the foreign currency on deposits held for new investments and accrued interest receivable on notes receivable from wholly-owned subsidiaries.

In January 2009, we entered into foreign currency forward contracts with a total notional amount of $4.2 million, based on the exchange rate of the Euro at December 31, 2009. These contracts fixed the exchange rate of the Euro to rates ranging from $1.3307 to $1.3436 with maturity dates between March 2009 and December 2010. During 2009, we recorded a net gain of less than $0.1 million upon settlement of four of these contracts. This gain was included in Other income and expenses in the consolidated financial statements. The net estimated fair value of the foreign currency forward contracts, which is included in Accounts payable, accrued expenses and other liabilities in the consolidated financial statements, was a liability of $0.1 million at December 31, 2009.

Scheduled future minimum rents, exclusive of renewals, under non-cancelable leases for our foreign operations during each of the next five years and thereafter, are as follows (in thousands):

LEASE REVENUES[a]	2010	2011	2012	2013	2014	THEREAFTER	TOTAL
Euro	$ 72,055	$ 72,050	$ 72,058	$ 72,054	$ 72,054	$ 917,541	$ 1,277,812
British pound sterling	5,090	5,143	5,200	5,256	5,314	82,950	108,953
Other foreign currencies[b]	7,058	7,056	7,059	7,058	7,058	56,630	91,919
	$84,203	**$84,249**	**$84,317**	**$84,368**	**$84,426**	**$1,057,121**	**$1,478,684**

Scheduled debt service payments (principal and interest) for mortgage notes payable for our foreign operations during each of the next five years and thereafter, are as follows (in thousands):

DEBT SERVICE[a] [c]	2010	2011	2012	2013	2014	THEREAFTER	TOTAL
Euro	$ 42,820	$ 43,740	$ 43,928	$ 44,898	$ 88,228	$ 602,138	$ 865,752
British pound sterling	2,882	2,908	2,919	2,921	15,801	27,044	54,475
Other foreign currencies[d]	3,365	3,712	3,698	3,634	—	27,484	41,893
	$49,067	**$50,360**	**$50,545**	**$51,453**	**$104,029**	**$656,666**	**$962,120**

(a) Based on the applicable exchange rate at December 31, 2009. Contractual rents and debt obligations are denominated in the functional currency of the country of each property.

(b) Other currencies consist of the Canadian dollar, the Swedish krona, the Thai baht and the Malaysian ringgit.

(c) Interest on unhedged variable rate debt obligations was calculated using the applicable annual interest rates and balances outstanding at December 31, 2009.

(d) Other currencies consist of the Canadian dollar, the Swedish krona and the Thai baht.

As a result of scheduled balloon payments on non-recourse mortgage loans, projected debt service obligations exceed projected lease revenues in 2014. In 2014, balloon payments totaling $64.9 million are due on several non-recourse mortgage loans that are collateralized by properties. We anticipate that, by 2014, we will seek to refinance certain of these loans or will use existing cash resources to make these payments, if necessary.

OTHER

We own stock warrants that were granted to us by lessees in connection with structuring initial lease transactions and that are defined as derivative instruments because they are readily convertible to cash or provide for net settlement upon conversion. Changes in the fair value of these derivative instruments are determined using an option pricing model and are recognized currently in earnings as gains or losses. At December 31, 2009, warrants issued to us were classified as derivative instruments and had an aggregate estimated fair value of $1.2 million.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Corporate Property Associates 16 - Global Incorporated:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Corporate Property Associates 16 - Global Incorporated and its subsidiaries (the "Company") at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
March 26, 2010

Consolidated Balance Sheets

(IN THOUSANDS, EXCEPT SHARE AMOUNTS)	DECEMBER 31, 2009	2008
Assets		
Investments in real estate:		
Real estate, at cost	**$ 1,696,872**	$ 1,661,160
Operating real estate, at cost	**83,718**	82,776
Accumulated depreciation	**(118,833)**	(80,249)
NET INVESTMENTS IN PROPERTIES	**1,661,757**	1,663,687
Real estate under construction	**61,588**	483
Net investment in direct financing leases	**342,055**	341,335
Equity investments in real estate	**158,149**	185,120
NET INVESTMENTS IN REAL ESTATE	**2,223,549**	2,190,625
Notes receivable	**362,707**	351,200
Cash and cash equivalents	**83,985**	174,209
Intangible assets, net	**162,432**	168,088
Funds in escrow	**21,586**	52,163
Other assets, net	**34,746**	30,918
TOTAL ASSETS	**$2,889,005**	**$2,967,203**
Liabilities and Equity		
Liabilities:		
Non-recourse debt	**$ 1,445,889**	$ 1,438,226
Accounts payable, accrued expenses and other liabilities	**36,290**	52,836
Prepaid and deferred rental income and security deposits	**58,063**	56,053
Due to affiliates	**14,193**	21,502
Distributions payable	**20,346**	20,140
TOTAL LIABILITIES	**1,574,781**	1,588,757
Redeemable noncontrolling interests	**337,397**	331,841
Commitments and contingencies (Note 13)		
Equity:		
CPA®:16 — Global shareholders' equity:		
Common stock, $.001 par value; 250,000,000 shares authorized; 129,995,172 and 125,352,123 shares issued, respectively	**130**	125
Additional paid-in capital	**1,174,230**	1,130,135
Distributions in excess of accumulated earnings	**(225,462)**	(141,938)
Accumulated other comprehensive income	**5,397**	2,140
	954,295	990,462
Less, treasury stock at cost, 7,134,071 and 3,286,473 shares, respectively	**(65,636)**	(30,566)
TOTAL CPA®:16 — GLOBAL SHAREHOLDERS' EQUITY	**888,659**	959,896
Noncontrolling interests	**88,168**	86,709
TOTAL EQUITY	**976,827**	1,046,605
TOTAL LIABILITIES AND EQUITY	**$2,889,005**	**$ 2,967,203**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)	2009	2008	2007
	FOR THE YEARS ENDED DECEMBER 31,		
Revenues			
Rental income	**$ 153,066**	$ 149,982	$ 112,753
Interest income from direct financing leases	**27,448**	28,864	24,134
Interest income on notes receivable	**28,796**	29,478	20,743
Other real estate income	**23,660**	23,375	3,565
Other operating income	**3,587**	3,310	1,835
	236,557	235,009	163,030
Operating Expenses			
Depreciation and amortization	**(47,859)**	(45,709)	(31,680)
Property expenses	**(35,786)**	(33,466)	(20,718)
Other real estate expenses	**(18,064)**	(19,377)	(3,250)
General and administrative	**(9,066)**	(12,532)	(9,483)
Impairment charges	**(50,857)**	(890)	—
	(161,632)	(111,974)	(65,131)
Other Income and Expenses			
Income from equity investments in real estate	**13,837**	8,769	2,104
Other interest income	**217**	4,083	20,303
Gain on extinguishment of debt	**6,512**	—	—
Other income and (expenses)	**(734)**	(1,822)	5,099
Interest expense	**(81,610)**	(83,837)	(64,684)
	(61,778)	(72,807)	(37,178)
Income before income taxes	**13,147**	50,228	60,721
Provision for income taxes	**(5,795)**	(4,210)	(2,837)
INCOME FROM CONTINUING OPERATIONS	**7,352**	46,018	57,884
Discontinued Operations			
Income from operations of discontinued properties	**3,074**	1,342	714
Gain on sale of real estate	**7,634**	—	—
Impairment charges	**(5,101)**	—	—
Income from discontinued operations	**5,607**	1,342	714
NET INCOME	**12,959**	**47,360**	**58,598**
Add: Net loss (income) attributable to noncontrolling interests	**8,050**	(339)	(6,048)
Less: Net income attributable to redeemable noncontrolling interests	**(23,549)**	(26,774)	(18,346)
NET (LOSS) INCOME ATTRIBUTABLE TO CPA®16 — GLOBAL SHAREHOLDERS	**$ (2,540)**	**$ 20,247**	**$ 34,204**
(Loss) Earnings Per Share			
(Loss) Income from continuing operations attributable to CPA®16 — Global shareholders	**$ (0.07)**	$ 0.16	$ 0.28
Income from discontinued operations attributable to CPA®16 — Global shareholders	**0.05**	0.01	0.01
NET (LOSS) INCOME ATTRIBUTABLE TO CPA®16 — GLOBAL SHAREHOLDERS	**$ (0.02)**	**$ 0.17**	**$ 0.29**
WEIGHTED AVERAGE SHARES OUTSTANDING	**122,824,957**	**121,314,180**	**116,654,112**
Amounts Attributable to CPA®16 — Global Shareholders			
(Loss) income from continuing operations, net of tax	**$ (8,147)**	$ 18,905	$ 33,490
Income from discontinued operations, net of tax	**5,607**	1,342	714
NET (LOSS) INCOME	**$ (2,540)**	**$ 20,247**	**$ 34,204**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income (Loss)

(IN THOUSANDS)	2009	FOR THE YEARS ENDED DECEMBER 31, 2008	2007
NET INCOME	**$ 12,959**	$ 47,360	$ 58,598
Other Comprehensive Income (Loss):			
Foreign currency translation adjustment	**11,613**	(44,188)	(6,415)
Change in unrealized (loss) gain on derivative instruments	**(900)**	(3,968)	1,539
Change in unrealized (loss) gain on marketable securities	**(28)**	55	12
	10,685	(48,101)	(4,864)
COMPREHENSIVE INCOME (LOSS)	**23,644**	(741)	53,734
Amounts Attributable to Noncontrolling Interests:			
Net loss (income)	**8,050**	(339)	(6,048)
Foreign currency translation adjustment	**(1,860)**	3,459	(4,829)
Change in unrealized gain on derivative instruments	**(13)**	—	—
COMPREHENSIVE LOSS (INCOME) ATTRIBUTABLE TO NONCONTROLLING INTERESTS	**6,177**	3,120	(10,877)
Amounts Attributable to Redeemable Noncontrolling Interests:			
Net income	**(23,549)**	(26,774)	(18,346)
Foreign currency translation adjustment	**(5,555)**	14,877	32,508
Comprehensive (income) loss attributable to redeemable noncontrolling interests	**(29,104)**	(11,897)	14,162
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO CPA®16 — GLOBAL SHAREHOLDERS	**$ 717**	**$ (9,518)**	**$ 57,019**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Equity

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)	SHARES	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	DISTRIBUTIONS IN EXCESS OF ACCUMULATED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME	TREASURY STOCK	TOTAL CPA®:16 – GLOBAL SHAREHOLDERS	NONCONTROLLING INTERESTS	TOTAL
BALANCE AT JANUARY 1, 2007	113,988,048	$115	$1,028,933	$ (40,769)	$ 9,090	$ (6,638)	$ 990,731	$ 31,358	$1,022,089
Shares issued $.001 par, at $10 per share, net of offering costs	3,584,285	4	33,763				33,767		33,767
Shares, $.001 par, issued to the advisor at $10 per share	2,281,172	2	22,810				22,812		22,812
Distributions declared ($0.6498 per share)				(75,916)			(75,916)		(75,916)
Contributions							—	330,387	330,387
Distributions to noncontrolling interests							—	(299,067)	(299,067)
Net income				34,204			34,204	6,048	40,252
Other comprehensive income (loss):									
Foreign currency translation adjustment					21,264		21,264	4,829	26,093
Change in unrealized loss on derivative instruments					1,539		1,539		1,539
Change in unrealized gain (loss) on marketable securities					12		12		12
Repurchase of shares	(786,395)					(7,316)	(7,316)		(7,316)
BALANCE AT DECEMBER 31, 2007	119,067,110	121	1,085,506	(82,481)	31,905	(13,954)	1,021,097	73,555	$1,094,652
Shares issued $.001 par, at $10 per share, net of offering costs	3,543,833	3	32,220				32,223		32,223
Shares, $.001 par, issued to the advisor at $10 per share	1,240,982	1	12,409				12,410		12,410
Distributions declared ($0.6576 per share)				(79,704)			(79,704)		(79,704)
Contributions							—	24,396	24,396
Distributions to noncontrolling interests							—	(8,122)	(8,122)
Net income				20,247			20,247	339	20,586
Other comprehensive income (loss):									
Foreign currency translation adjustment					(25,852)		(25,852)	(3,459)	(29,311)
Change in unrealized loss on derivative instruments					(3,968)		(3,968)		(3,968)
Change in unrealized gain (loss) on marketable securities					55		55		55
Repurchase of shares	(1,786,275)					(16,612)	(16,612)		(16,612)
BALANCE AT DECEMBER 31, 2008	122,065,650	125	1,130,135	(141,938)	2,140	(30,566)	959,896	86,709	1,046,605
Shares issued $.001 par, at $9.80 and $10.00 per share, net of offering costs	3,440,053	4	32,257				32,261		32,261
Shares, $.001 par, issued to the advisor at $9.80 per share	1,202,996	1	11,838				11,839		11,839
Distributions declared ($0.6621 per share)				(80,984)			(80,984)		(80,984)
Contributions							—	24,884	24,884
Distributions to noncontrolling interests							—	(17,248)	(17,248)
Net income				(2,540)			(2,540)	(8,050)	(10,590)
Other comprehensive income (loss):									
Foreign currency translation adjustment					4,198		4,198	1,860	6,058
Change in unrealized loss on derivative instruments					(913)		(913)	13	(900)
Change in unrealized gain (loss) on marketable securities					(28)		(28)		(28)
Repurchase of shares	(3,847,598)					(35,070)	(35,070)	—	(35,070)
BALANCE AT DECEMBER 31, 2009	**122,861,101**	**$130**	**$ 1,174,230**	**$(225,462)**	**$ 5,397**	**$(65,636)**	**$ 888,659**	**$ 88,168**	**$ 976,827**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(IN THOUSANDS)	FOR THE YEARS ENDED DECEMBER 31, 2009	2008	2007
Cash Flows — Operating Activities			
Net income	**$ 12,959**	$ 47,360	$ 58,598
Adjustments to net income:			
Depreciation and amortization including intangible assets and deferred financing costs	**49,348**	47,800	33,180
Straight-line rent adjustments, amortization of rent-related intangibles and financing lease adjustments	**3,007**	821	788
Income from equity investments in real estate in excess of distributions received	**1,788**	3,987	2,987
Issuance of shares to affiliate in satisfaction of fees due	**11,839**	12,410	25,175
Realized loss (gain) on foreign currency transactions, net	**400**	(1,407)	(2,360)
Unrealized loss (gain) on foreign currency and derivative transactions, net	**378**	3,365	(2,739)
Realized gain on sale of real estate	**(7,634)**	(136)	—
Gain on extinguishment of debt	**(8,825)**	—	—
Impairment charges	**55,958**	890	—
Change in other operating assets and liabilities, net[a]	**661**	2,345	5,356
NET CASH PROVIDED BY OPERATING ACTIVITIES	**119,879**	117,435	120,985
Cash Flows — Investing Activities			
Distributions from equity investments in real estate in excess of equity income	**46,959**	12,064	4,256
Contributions to equity investments in real estate	**(62,448)**	(8,274)	(64,518)
Acquisition of real estate and other capital expenditures[b]	**(137,380)**	(150,219)	(638,182)
Funding/purchases of note receivable	**(5,978)**	(7,291)	(315,940)
Funds placed in escrow for future acquisition and construction of real estate	—	(18,843)	(43,496)
Release of funds held in escrow for acquisition and construction of real estate	**11,122**	39,072	5,349
Proceeds from sale of real estate	**28,185**	22,886	—
Payment of deferred acquisition fees to affiliate	**(9,082)**	(29,546)	—
VAT taxes paid in connection with acquisition of real estate	—	—	(885)
VAT taxes recovered in connection with acquisition of real estate	—	3,711	—
Proceeds from maturity of short-term investments	—	—	1,698
Receipt of principal payment of mortgage note receivable	—	301	288
NET CASH USED IN INVESTING ACTIVITIES	**(128,622)**	(136,139)	(1,051,430)

	FOR THE YEARS ENDED DECEMBER 31,		
	2009	2008	2007
Cash Flows — Financing Activities			
Distributions paid	**(80,778)**	(79,011)	(72,551)
Distributions paid to noncontrolling interests	**(44,447)**	(36,349)	(300,107)
Contributions from noncontrolling interests	**24,884**	747	313,081
Proceeds from mortgages and notes payable	**78,516**	102,124	731,574
Scheduled payments of mortgage principal	**(18,747)**	(15,487)	(18,053)
Prepayment of mortgages and note payable	**(34,781)**	(4,312)	—
Deferred financing costs and mortgage deposits, net of deposits refunded	**(386)**	(688)	(975)
Proceeds from issuance of shares, net of costs of raising capital	**32,261**	32,223	31,404
Purchase of treasury stock	**(35,070)**	(16,612)	(7,316)
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	**(78,548)**	(17,365)	677,057
Change in Cash and Cash Equivalents During the Year			
Effect of exchange rate changes on cash	**(2,933)**	(1,481)	924
Net decrease in cash and cash equivalents	**(90,224)**	(37,550)	(252,464)
Cash and cash equivalents, beginning of year	**174,209**	211,759	464,223
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 83,985**	**$174,209**	**$ 211,759**

NON-CASH INVESTING AND FINANCING ACTIVITIES

(a) Changes in due to affiliates and accounts payable, accrued expenses and other liabilities exclude amounts related to the raising of capital (financing activities) pursuant to our public offerings. At December 31, 2007, the amount due to the advisor for such costs was $1.5 million. At December 31, 2009, all costs related to the raising of capital have been paid to the advisor.

(b) Included in the cost basis of real estate investments acquired in 2009, 2008 and 2007 are deferred acquisition fees payable of $2.4 million, $3.4 million and $13.9 million, respectively.

SUPPLEMENTAL CASH FLOW INFORMATION

	YEARS ENDED DECEMBER 31,		
(IN THOUSANDS)	2009	2008	2007
Interest paid, net of amounts capitalized	**$81,620**	$86,044	$58,924
Interest capitalized	**$ 2,446**	$ 2,419	$ 2,662
Income taxes paid	**$ 3,880**	$ 5,717	$ 1,409

See Notes to Consolidated Financial Statements.

1 | BUSINESS AND ORGANIZATION

Corporate Property Associates 16 — Global Incorporated is a publicly owned, non-actively traded REIT that invests in commercial properties leased to companies domestically and internationally. As a REIT, we are not subject to U.S. federal income taxation as long as we satisfy certain requirements, principally relating to the nature of our income, the level of our distributions and other factors. We earn revenue principally by leasing the properties we own to single corporate tenants, primarily on a triple-net leased basis, which requires the tenant to pay substantially all of the costs associated with operating and maintaining the property. Revenue is subject to fluctuation because of the timing of new lease transactions, lease terminations, lease expirations, contractual rent increases, tenant defaults and sales of properties. At December 31, 2009, our portfolio was comprised of our full or partial ownership interests in 386 properties, substantially all of which were triple-net leased to 79 tenants, and totaled approximately 27 million square feet (on a pro rata basis) with an occupancy rate of approximately 99%. We were formed as a Maryland corporation in June 2003 and are managed by the advisor.

2 | SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements reflect all of our accounts including those of our majority-owned and/or controlled subsidiaries. The portion of equity in a subsidiary that is not attributable, directly or indirectly, to us is presented as noncontrolling interests. All significant intercompany accounts and transactions have been eliminated.

When we obtain an economic interest in an entity, we evaluate the entity to determine if the entity is deemed a variable interest entity, or VIE, and if we are deemed to be the primary beneficiary under current authoritative accounting guidance. We consolidate (i) entities that are VIEs and of which we are deemed to be the primary beneficiary and (ii) entities that are non-VIEs that we control. Entities that we account for under the equity method (i.e., at cost, increased or decreased by our share of earnings or losses, less distributions, plus fundings) include (i) entities that are VIEs and of which we are not deemed to be the primary beneficiary and (ii) entities that are non-VIEs that we do not control but over which we have the ability to exercise significant influence. We will reconsider our determination of whether an entity is a VIE and who the primary beneficiary is if certain events occur that are likely to cause a change in the original determinations.

In determining whether we control a non-VIE, we consider that the general partners in a limited partnership (or similar entity) are presumed to control the entity regardless of the level of their ownership and, accordingly, may be required to consolidate the entity. This presumption may be overcome if the agreements provide the limited partners with either (a) the substantive ability to dissolve (liquidate) the

limited partnership or otherwise remove the general partners without cause or (b) substantive participating rights. If it is deemed that the limited partners' rights overcome the presumption of control by a general partner of the limited partnership, the general partner must account for its investment in the limited partnership using the equity method of accounting.

We have an investment in a domestic tenant-in-common interest. Consolidation of this investment is not required as it does not qualify as a VIE and does not meet the control requirement required for consolidation. Accordingly, we account for this investment using the equity method of accounting. We use the equity method of accounting because the shared decision-making involved in a tenant-in-common interest investment creates an opportunity for us to have significant influence on the operating and financial decision of this investment and thereby creates some responsibility by us for a return on our investment.

Out-of-Period Adjustments

During the fourth quarter of 2008, we identified errors in the consolidated financial statements for the years ended December 31, 2005 through 2008. These errors related to accounting for pre-operating activities of certain hotel investments (aggregating $0.5 million in 2007 and $0.4 million, $0.2 million and $0.1 million for the three months ended March 31, 2008, June 30, 2008, September 30, 2008, respectively) and minimum rent increases for a lessee (aggregating $1.8 million over the period from 2005-2007 and $0.1 million in each of the first three quarters of 2008). In addition, during the first quarter of 2007, we identified errors in the consolidated financial statements for the years ended December 31, 2005 and 2006 related to accounting for foreign income taxes (aggregating $0.4 million over the period from 2005-2006).

We concluded that these adjustments were not material to any prior periods' consolidated financial statements. We also concluded that the cumulative adjustment was not material to the year ended December 31, 2008, nor was it material to the years ended 2007, 2006 and 2005. As such, this cumulative effect was recorded in the consolidated statements of operations as out-of-period adjustments in the periods the issues were identified. The effect of these adjustments was to increase net income by $1.3 million for 2008 and decrease net income by $0.1 million, $0.4 million and $0.4 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in our consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

Reclassifications and Revisions

Certain prior year amounts have been reclassified to conform to the current year presentation. The consolidated financial statements included in this Report have been retrospectively adjusted to reflect the adoption of accounting guidance for noncontrolling interests during the year ended December 31, 2009, as well as the disposition (or planned disposition) of certain properties as discontinued operations for all periods presented.

Purchase Price Allocation

When we acquire properties accounted for as operating leases, we allocate the purchase costs to the tangible and intangible assets and liabilities acquired based on their estimated fair values. We determine the value of the tangible assets, consisting of land and buildings, as if vacant, and record intangible assets, including the above-market and below-market value of leases, the value of in-place leases and the value of tenant relationships, at their relative estimated fair values. See Real Estate Leased to Others and Depreciation below for a discussion of our significant accounting policies related to tangible assets. We include the value of below-market leases in Prepaid and deferred rental income and security deposits in the consolidated financial statements.

We record above-market and below-market lease values for owned properties based on the present value (using an interest rate reflecting the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the leases negotiated and in place at the time of acquisition of the properties and (ii) our estimate of fair market lease rates for the property or equivalent property, both of which are measured over a period equal to the estimated market lease term. We amortize the capitalized above-market lease value as a reduction of rental income over the estimated market lease term. We amortize the capitalized below-market lease value as an increase to rental income over the initial term and any fixed rate renewal periods in the respective leases.

We allocate the total amount of other intangibles to in-place lease values and tenant relationship intangible values based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with each tenant. The characteristics we consider in allocating these values include estimated market rent, the nature and extent of the existing relationship with the tenant, the expectation of lease renewals, estimated carrying costs of the property if vacant and estimated costs to execute a new lease, among other factors. We determine these values using third party appraisals or our estimates. We amortize the capitalized value of in-place lease intangibles to expense over the remaining initial term of each lease. We amortize the capitalized value of tenant relationships to expense over the initial and expected renewal terms of the lease. No amortization period for intangibles will exceed the remaining depreciable life of the building.

If a lease is terminated, we charge the unamortized portion of each intangible, including above-market and below-market lease values, in-place lease values and tenant relationship values, to expense.

Real Estate and Operating Real Estate

We carry land and buildings and personal property at cost less accumulated depreciation. We capitalize renewals and improvements, while we expense as incurred replacements, maintenance and repairs that do not improve or extend the lives of the respective assets.

Real Estate Under Construction and Redevelopment

For properties under construction, operating expenses including interest charges and other property expenses, including real estate taxes, are capitalized rather than expensed and incidental revenue is recorded as a reduction of capitalized project (i.e., construction) costs. We capitalize interest by applying the interest rate applicable to outstanding borrowings to the average amount of accumulated qualifying expenditures for properties under construction during the period.

Acquisition, Development and Construction Loans ("ADC Equity Arrangements")

We evaluate mortgage loans where we participate in residual interests through loan provisions or other contracts to ascertain whether we have the same risks and rewards as an owner or a venture partner. Where we conclude that such arrangements are more appropriately treated as a hypothetical investment in real estate, we reflect such investment as part of "equity method investments in real estate" (Note 6). In these cases, our loan position is treated as preference capital in the hypothetical partnership rather than a loan and no interest income is recorded.

Notes Receivable

For investments in mortgage notes and loan participations, the loans are initially reflected at acquisition cost which consists of the outstanding balance, net of the acquisition discount or premium. We amortize any discount or premium as an adjustment to increase or decrease, respectively, the yield realized on these loans using the effective interest method. As such, differences between carrying value and principal balances outstanding do not represent embedded losses or gains as we generally plan to hold such loans to maturity.

Cash and Cash Equivalents

We consider all short-term, highly liquid investments that are both readily convertible to cash and have a maturity of three months or less at the time of purchase to be cash equivalents. Items classified as cash equivalents include commercial paper and money-market funds. At December 31, 2009 and 2008, our cash and cash equivalents were held in the custody of several financial institutions, and these balances, at times, exceeded federally insurable limits. We seek to mitigate this risk by depositing funds only with major financial institutions.

Marketable Securities

Marketable securities, which consist of an interest-only participation in a mortgage note receivable, are classified as available for sale securities and reported at fair value, with any unrealized gains and losses on these securities reported as a component of other comprehensive income ("OCI") until realized.

Other Assets and Other Liabilities

We include interest receivable, tax receivable, stock warrants, marketable securities, deferred charges and deferred rental income in Other assets. We include derivatives and miscellaneous amounts held on behalf of tenants in Other liabilities. Deferred charges are costs incurred in connection with mortgage financings and refinancings that are amortized over the terms of the mortgages and included in Interest expense in the consolidated financial statements. Deferred rental income is the aggregate cumulative difference for operating leases between scheduled rents that vary during the lease term, and rent recognized on a straight-line basis.

Deferred Acquisition Fees Payable to Affiliate

Fees payable to the advisor for structuring and negotiating investments and related mortgage financing on our behalf are included in Due to affiliates. A portion of these fees is payable in equal annual installments each January of the three calendar years following the date a property was purchased. Payment of such fees is subject to the performance criterion (Note 3).

Treasury Stock

Treasury stock is recorded at cost.

Real Estate Leased to Others

We lease real estate to others primarily on a triple-net leased basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance, repairs, renewals and improvements. We charge expenditures for maintenance and repairs, including routine betterments, to operations as incurred. We capitalize significant renovations that increase the useful life of the properties. For the years ended December 31, 2009, 2008 and 2007, although we are legally obligated for the payment, pursuant to our lease agreements with our tenants, lessees were responsible for the direct payment to the taxing authorities of real estate taxes of $14.7 million, $14.0 million and $9.8 million, respectively.

We diversify our real estate investments among various corporate tenants engaged in different industries, by property type and by geographic area (Note 10). Substantially all of our leases provide for either scheduled rent increases, periodic rent adjustments based on formulas indexed to changes in the CPI or similar indices or percentage rents. CPI-based adjustments are contingent on future events and are therefore not included in straight-line rent calculations. We recognize rents from percentage rents as reported by the lessees, which is after the level of sales requiring a rental payment to us is reached.

We account for leases as operating or direct financing leases as described below:

Operating leases — We record real estate at cost less accumulated depreciation; we recognize future minimum rental revenue on a straight-line basis over the term of the related leases and charge expenses (including depreciation) to operations as incurred (Note 4).

Direct financing method — We record leases accounted for under the direct financing method at their net investment (Note 5). We defer and amortize unearned income to income over the lease term so as to produce a constant periodic rate of return on our net investment in the lease.

On an ongoing basis, we assess our ability to collect rent and other tenant-based receivables and determine an appropriate allowance for uncollected amounts. Because we have a limited number of lessees (21 lessees represented 69% of lease revenues during 2009), we believe that it is necessary to evaluate the collectability of these receivables based on the facts and circumstances of each situation rather than solely using statistical methods. Therefore, in recognizing our provision for uncollected rents and other tenant receivables, we evaluate actual past due amounts and make subjective judgments as to the collectability of those amounts based on factors including, but not limited to, our knowledge of a lessee's circumstances, the age of the receivables, the tenant's credit profile and prior experience with the tenant. Even if a lessee has been making payments, we may reserve for the entire receivable amount if we believe there has been significant or continuing deterioration in the lessee's ability to meet its lease obligations.

Acquisition Costs

The FASB has revised its guidance for business combinations. The revised guidance establishes principles and requirements for how the acquirer in a business combination must recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interests in the entity acquired, and goodwill acquired in a business combination. Additionally, the revised guidance requires that an acquiring entity must immediately expense all acquisition costs and fees associated with a business combination, while such costs are capitalized for transactions deemed to be acquisitions of an asset. To the extent we make investments that are deemed to be business combinations, our results of operations will be negatively impacted by the immediate expensing of acquisition costs and fees incurred in accordance with the revised guidance, whereas in the past such costs and fees would have been capitalized and allocated to the cost basis of the acquisition. Post acquisition, there will be a subsequent positive impact on our results of operations through a reduction in depreciation expense over the estimated life of the properties. For those investments that are not deemed to be a business combination, the revised guidance is not expected to have a material impact on our consolidated financial statements. Historically, we have not acquired investments that would be deemed a business combination under the revised guidance.

During 2009, we made investments totaling $163.6 million, inclusive of amounts attributable to noncontrolling interests of $45.9 million, that were deemed to be real estate asset acquisitions. Costs and fees capitalized in connection with this investment activity totaled $7.8 million, inclusive of amounts attributable to noncontrolling interests of $2.3 million. We did not make any investments that were deemed to be business combinations during 2009.

Depreciation

We compute depreciation of building and related improvements using the straight-line method over the estimated useful lives of the properties, or improvements, which range from 3 to 40 years. We compute depreciation of tenant improvements using the straight-line method over the lesser of the remaining term of the lease or the estimated useful life.

Impairments

We periodically assess whether there are any indicators that the value of our long-lived assets may be impaired or that their carrying value may not be recoverable. These impairment indicators include, but are not limited to, the vacancy of a property that is not subject to a lease; a lease default by a tenant that is experiencing financial difficulty; the termination of a lease by a tenant or the rejection of a lease in a bankruptcy proceeding. Impairment charges do not necessarily reflect the true economic loss caused by the default of the tenant, which may be greater or less than the impairment amount. In addition, we use non-recourse debt to finance our acquisitions, and to the extent that the value of an asset is written down to below the value of its debt, there is an unrealized gain that will be triggered when we turn the asset back to the lender in satisfaction of the debt. We may incur

impairment charges on long-lived assets, including real estate, direct financing leases, assets held for sale and equity investments in real estate. We may also incur impairment charges on marketable securities. Our policies for evaluating whether these assets are impaired are presented below.

Real Estate

For real estate assets in which an impairment indicator is identified, we follow a two-step process to determine whether an asset is impaired and to determine the amount of the charge. First, we compare the carrying value of the property to the future net undiscounted cash flow that we expect the property will generate, including any estimated proceeds from the eventual sale of the property. The undiscounted cash flow analysis requires us to make our best estimate of market rents, residual values and holding periods. Depending on the assumptions made and estimates used, the future cash flow projected in the evaluation of long-lived assets can vary within a range of outcomes. We consider the likelihood of possible outcomes in determining the best possible estimate of future cash flows. If the future net undiscounted cash flow of the property is less than the carrying value, the property is considered to be impaired. We then measure the loss as the excess of the carrying value of the property over its estimated fair value, as determined using market information. In cases where the available market information is not deemed appropriate, we perform a future net cash flow analysis discounted for inherent risk associated with each asset to determine an estimated fair value.

Direct Financing Leases

We review our direct financing leases at least annually to determine whether there has been an other-than-temporary decline in the current estimate of residual value of the property. The residual value is our estimate of what we could realize upon the sale of the property at the end of the lease term, based on market information. If this review indicates that a decline in residual value has occurred that is other-than-temporary, we recognize an impairment charge and revise the accounting for the direct financing lease to reflect a portion of the future cash flow from the lessee as a return of principal rather than as revenue. While we evaluate direct financing leases if there are any indicators that the residual value may be impaired, the evaluation of a direct financing lease can be affected by changes in long-term market conditions even though the obligations of the lessee are being met.

Assets Held for Sale

We classify assets that are accounted for as operating leases as held for sale when we have entered into a contract to sell the property, all material due diligence requirements have been satisfied and we believe it is probable that the disposition will occur within one year. When we classify an asset as held for sale, we calculate its estimated fair value as the expected sale price, less expected selling costs. We then compare the asset's estimated fair value to its carrying value, and if the estimated fair value is less than the property's carrying value, we reduce the carrying value to the estimated fair value. We will continue to review the property for subsequent changes in the estimated fair value, and may recognize an additional impairment charge if warranted.

If circumstances arise that we previously considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, we reclassify the property as held and used. We record a property that is reclassified as held and used at the lower of (a) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used, or (b) the estimated fair value at the date of the subsequent decision not to sell.

Equity Investments in Real Estate

We evaluate our equity investments in real estate on a periodic basis to determine if there are any indicators that the value of our equity investment may be impaired and whether or not that impairment is other-than-temporary. To the extent impairment has occurred, we measure the charge as the excess of the carrying value of our investment over its estimated fair value, which is determined by multiplying the estimated fair value of the underlying venture's net assets by our ownership interest percentage.

Marketable Securities
We evaluate our marketable securities for impairment if a decline in estimated fair value below cost basis is significant and/or has lasted for an extended period of time. We review the underlying cause of the decline in value and the estimated recovery period, as well as the severity and duration of the decline, to determine if the decline is other-than-temporary. In our evaluation, we consider our ability and intent to hold these investments for a reasonable period of time sufficient for us to recover our cost basis. We also evaluate the near-term prospects for each of these investments in relation to the severity and duration of the decline. If we determine that the decline is other-than-temporary, we record an impairment charge to reduce our cost basis to the estimated fair value of the security.

Assets Held for Sale
We classify assets that are accounted for as operating leases as held for sale when we have entered into a contract to sell the property, all material due diligence requirements have been satisfied and we believe it is probable that the disposition will occur within one year. Assets held for sale are recorded at the lower of carrying value or estimated fair value, which is generally calculated as the expected sale price, less expected selling costs. The results of operations and the related gain or loss on sale of properties that have been sold or that are classified as held for sale are included in discontinued operations (Note 17).

If circumstances arise that we previously considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, we reclassify the property as held and used. We record a property that is reclassified as held and used at the lower of (a) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used or (b) the estimated fair value at the date of the subsequent decision not to sell.

We recognize gains and losses on the sale of properties when, among other criteria, the parties are bound by the terms of the contract, all consideration has been exchanged and all conditions precedent to closing have been performed. At the time the sale is consummated, a gain or loss is recognized as the difference between the sale price, less any selling costs, and the carrying value of the property.

Foreign Currency Translation
We have interests in real estate investments in the European Union, Canada, Malaysia, Mexico and Thailand and own interests in properties in the European Union. The functional currencies for these investments are primarily the Euro and the British Pound Sterling and, to a lesser extent, the Swedish krona, the Canadian dollar, the Thai baht, and the Malaysian ringgit. We perform the translation from these local currencies to the U.S. dollar for assets and liabilities using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. We report the gains and losses resulting from this translation as a component of OCI in equity. At December 31, 2009 and 2008, the cumulative foreign currency translation adjustment gain was $7.8 million and $3.6 million, respectively.

Foreign currency transactions may produce receivables or payables that are fixed in terms of the amount of foreign currency that will be received or paid. A change in the exchange rates between the functional currency and the currency in which a transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of that transaction. That increase or decrease in the expected functional currency cash flows is an unrealized foreign currency transaction gain or loss that generally will be included in determining net income for the period in which the exchange rate changes. Likewise, a transaction gain or loss (measured from the transaction date or the most recent intervening balance sheet date, whichever is later), realized upon settlement of a foreign currency transaction generally will be included in net income for the period in which the transaction is settled. Foreign currency transactions that are (i) designated as, and are effective as, economic hedges of a net investment and (ii) intercompany foreign currency transactions that are of a long-term nature (that is, settlement is not planned or anticipated in the foreseeable future), when the entities to the transactions are consolidated or accounted for by the equity

method in our financial statements are not included in determining net income are accounted for in the same manner as foreign currency translation adjustments and reported as a component of OCI in equity. Investments in international equity investments in real estate are funded in part through subordinated intercompany debt.

Foreign currency intercompany transactions that are scheduled for settlement, consisting primarily of accrued interest and the translation to the reporting currency of intercompany subordinated debt with scheduled principal repayments, are included in the determination of net income. We recognized an unrealized gain of $0.4 million, an unrealized loss of $0.2 million and an unrealized gain of less than $0.1 million from such transactions for the years ended December 31, 2009, 2008 and 2007, respectively. For the years ended December 31, 2009, 2008, and 2007, we recognized a realized loss of $0.4 million and realized gains of $1.4 million and $2.0 million, respectively, on foreign currency transactions in connection with the transfer of cash from foreign operations of subsidiaries to the parent company.

Derivative Instruments

We measure derivative instruments at fair value and record them as assets or liabilities, depending on our rights or obligations under the applicable derivative contract. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. If a derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in OCI until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

Income Taxes

We have elected to be taxed as a REIT under Sections 856 through 860 of the Code. In order to maintain our qualification as a REIT, we are required, among other things, to distribute at least 90% of our REIT net taxable income to our shareholders and meet certain tests regarding the nature of our income and assets. As a REIT, we are not subject to federal income tax with respect to the portion of our income that meets certain criteria and is distributed annually to shareholders. Accordingly, no provision for federal income taxes is included in the consolidated financial statements with respect to these operations. We believe we have operated, and we intend to continue to operate, in a manner that allows us to continue to meet the requirements for taxation as a REIT.

We conduct business in various states and municipalities within the U.S. and the European Union and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions. As a result, we are subject to certain foreign, state and local taxes and a provision for such taxes is included in the consolidated financial statements.

Significant judgment is required in determining our tax provision and in evaluating our tax positions. We establish tax reserves based on a benefit recognition model, which we believe could result in a greater amount of benefit (and a lower amount of reserve) being initially recognized in certain circumstances. Provided that the tax position is deemed more likely than not of being sustained, we recognize the largest amount of tax benefit that is greater than 50 percent likely of being ultimately realized upon settlement. We derecognize the tax position when it is no longer more likely than not of being sustained.

We elected to treat certain of our corporate subsidiaries as a taxable REIT subsidiary ("TRS"). In general, a TRS may perform additional services for our tenants and generally may engage in any real estate or non-real estate related business (except for the operation or management of health care facilities or lodging facilities or providing to any person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated). A TRS is subject to corporate federal income tax. Our TRS subsidiaries own hotels that are managed on our behalf by third party hotel management companies.

Our earnings and profits, which determine the taxability of dividends to shareholders, differ from net income reported for financial reporting purposes due primarily to differences in depreciation, including hotel properties, for federal income tax purposes. Deferred income taxes relate primarily to our TRSs and are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting bases of assets and liabilities of our TRSs and their respective tax bases and for their operating loss and tax credit carry forwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including tax planning strategies and other factors.

Although our TRSs may operate at a profit for federal income tax purposes in future periods, we cannot quantify the value of our deferred tax assets with certainty. Therefore, any deferred tax assets have been reserved as we have not concluded that it is more likely than not that these deferred tax assets will be realizable.

(Loss) Earnings Per Share

We have a simple equity capital structure with only common stock outstanding. As a result, (loss) earnings per share, as presented, represents both basic and dilutive per-share amounts for all periods presented in the consolidated financial statements.

Subsequent Events

In May 2009, the FASB issued authoritative guidance for subsequent events, which we adopted as required in the second quarter of 2009. The guidance establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.

Future Accounting Requirements

In June 2009, the FASB issued amended guidance related to the consolidation of VIEs. These amendments require an enterprise to qualitatively assess the determination of the primary beneficiary of a VIE based on whether the entity (1) has the power to direct matters that most significantly impact the activities of the VIE, and (2) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The amendments change the consideration of kick-out rights in determining if an entity is a VIE, which may cause certain additional entities to now be considered VIEs. Additionally, they require an ongoing reconsideration of the primary beneficiary and provide a framework for the events that trigger a reassessment of whether an entity is a VIE. This guidance is effective for us beginning January 1, 2010. We are currently assessing the potential impact that the adoption of the new guidance will have on our financial position and results of operations.

3 | AGREEMENTS AND TRANSACTIONS WITH RELATED PARTIES

We have an advisory agreement with the advisor whereby the advisor performs certain services for us for a fee. Under the terms of this agreement, which was amended and renewed effective October 1, 2009, the advisor manages our day-to-day operations, for which we pay the advisor asset management and performance fees, and structures and negotiates the purchase and sale of investments and debt placement transactions for us, for which we pay the advisor structuring and subordinated disposition fees. In addition, we reimburse the advisor for certain administrative duties performed on our behalf. We also have certain agreements with joint ventures. These transactions are described below.

Asset Management and Performance Fees

Under the advisory agreement, we pay the advisor asset management and performance fees, each of which are $^1/_2$ of 1% per annum of our average invested assets and are computed as provided for in the advisory agreement. The performance fees are subordinated to the performance criterion, a non-compounded cumulative annual distribution return of 6% per annum. The asset management and performance fees are payable in cash or restricted shares of our common stock at the advisor's option. If the advisor elects to receive all or a portion of its fees in restricted shares, the number of restricted shares issued is determined by

dividing the dollar amount of fees by our most recently published estimated net asset value per share as approved by our board of directors. For 2009 and 2008, the advisor elected to receive its asset management fees in cash and its performance fees in restricted shares of our common stock. For 2007, the advisor elected to receive both its asset management and performance fees in restricted shares of our common stock. We incurred base asset management fees of $11.7 million, $12.0 million and $9.0 million in 2009, 2008 and 2007, respectively, with performance fees in like amounts, both of which are included in Property expenses in the consolidated financial statements. At December 31, 2009, the advisor owned 5,738,582 shares (4.7%) of our common stock.

Transaction Fees

Under the advisory agreement, we also pay the advisor acquisition fees for structuring and negotiating investments and related mortgage financing on our behalf. Acquisition fees average 4.5% or less of the aggregate cost of investments acquired and are comprised of a current portion of 2.5%, which is paid at the date the property is purchased, and a deferred portion of 2%, which is payable in equal annual installments each January of the three calendar years following the date a property was purchased, subject to satisfying the 6% performance criterion. Interest on unpaid installments is 5% per year. During 2009, 2008 and 2007, we incurred current acquisition fees of $3.0 million, $4.2 million and $17.2 million, respectively, and deferred acquisition fees of $2.4 million, $3.4 million and $13.9 million, respectively. In addition, in May 2008, CPA®:17 — Global purchased from us an additional interest in a venture as described below. In connection with this purchase, CPA®:17 — Global assumed from us deferred acquisition fees payable totaling $0.6 million. Unpaid installments of deferred acquisition fees totaled $9.0 million and $15.7 million at December 31, 2009 and 2008, respectively, and are included in Due to affiliates in the consolidated financial statements. We paid annual deferred acquisition fee installments of $9.1 million and $29.5 million in cash to the advisor in January 2009 and 2008, respectively. We paid our first installment in January 2008.

We also pay fees to the advisor for services provided to us in connection with the disposition of investments. These fees, which are subordinated to the performance criterion and certain other provisions included in the advisory agreement, are deferred and are payable to the advisor only in connection with a liquidity event. Subordinated disposition fees totaled $1.0 million at December 31, 2009. There were no subordinated disposition fees at December 31, 2008 as we did not sell any assets in 2008.

Other Expenses

We reimburse the advisor for various expenses it incurs in the course of providing services to us. We reimburse certain third-party expenses paid by the advisor on our behalf, including property-specific costs, professional fees, office expenses and business development expenses. In addition, we reimburse the advisor for the allocated costs of personnel and overhead in providing management of our day-to-day operations, including accounting services, shareholder services, corporate management, and property management and operations. We do not reimburse the advisor for the cost of personnel if these personnel provide services for transactions for which the advisor receives a transaction fee, such as acquisitions, dispositions and refinancings. We incurred personnel reimbursements of $3.1 million, $3.1 million and $2.3 million for 2009, 2008 and 2007, respectively, which are included in General and administrative expenses in the consolidated financial statements.

The advisor is obligated to reimburse us for the amount by which our operating expenses exceeds the 2%/25% guidelines (the greater of 2% of average invested assets or 25% of net income) as defined in the advisory agreement for any twelve-month period. If in any year our operating expenses exceed the 2%/25% guidelines, the advisor will have an obligation to reimburse us for such excess, subject to certain conditions. If our independent directors find that the excess expenses were justified based on any unusual and nonrecurring factors that they deem sufficient, the advisor may be paid in future years for the full amount or any portion of such excess expenses, but only to the extent that the reimbursement would not cause our operating expenses to exceed this limit in any such year. We will record any reimbursement of operating expenses as a liability until any contingencies are resolved and will record the reimbursement as a reduction of asset management and performance fees at such time that a reimbursement is fixed, determinable and irrevocable. Our operating expenses have not exceeded the amount that would require the advisor to reimburse us.

Joint Ventures and Other Transactions with Affiliates

Together with certain affiliates, we participate in an entity that leases office space used for the administration of real estate entities. Under the terms of an agreement among the participants in this entity, rental, occupancy and leasehold improvement costs are allocated among the participants based on gross revenues and are adjusted quarterly. Our share of expenses incurred was $0.8 million, $0.8 million and $0.5 million in 2009, 2008 and 2007, respectively. Based on gross revenues through December 31, 2009, our current share of future annual minimum lease payments under this agreement would be $0.7 million annually through 2016.

We own interests in entities ranging from 25% to 70%, as well as a jointly-controlled tenant-in-common interest in a property, with the remaining interests held by affiliates. We consolidate certain of these entities (Note 2) and account for the remainder under the equity method of accounting (Note 6).

In June 2008, our affiliate, CPA®:17 — Global, exercised its option to purchase an additional 49.99% interest in a domestic venture in which we and CPA®:17 — Global previously held 99.99% and 0.01% interests, respectively. In connection with this transaction, we recognized a gain of $0.1 million as a result of the sale of our interest in the venture. We continue to consolidate this investment because, in our capacity as the managing member, we have the right to control operations as well as the ability to dissolve the venture or otherwise purchase the interest of the other member.

In June 2007, we met our performance criterion, and as a result, amounts included in Due to affiliates in the consolidated balance sheets totaling $45.9 million at June 30, 2007, consisting of performance fees of $11.9 million, deferred acquisition fees of $31.7 million and interest thereon of $2.3 million, became payable to the advisor. We paid the previously deferred performance fees totaling $11.9 million to the advisor in July 2007 in the form of 1,194,549 restricted shares of our common stock. The deferred acquisition fees of $31.7 million and interest thereon of $2.3 million were payable to the advisor in cash beginning in January 2008. We paid installments of $28.3 million and $4.7 million in January 2008 and 2009, respectively, and paid the remaining installment of $1.1 million in January 2010. These amounts are exclusive of deferred acquisition fees and interest thereon incurred in connection with transactions completed subsequent to meeting the performance criterion.

4 | NET INVESTMENTS IN PROPERTIES

Real Estate

Real estate, which consists of land and buildings leased to others, at cost, and accounted for as operating leases, is summarized as follows (in thousands):

	DECEMBER 31,	
	2009	**2008**
Land	**$ 345,347**	$ 340,216
Buildings	**1,351,525**	1,320,944
Less: Accumulated depreciation	**(112,385)**	(76,943)
	$1,584,487	**$1,584,217**

Operating Real Estate

Operating real estate, which consists primarily of our hotel operations, at cost, is summarized as follows (in thousands):

	DECEMBER 31,	
	2009	2008
Land	**$ 8,296**	$ 8,296
Buildings	**75,422**	74,480
Less: Accumulated depreciation	**(6,448)**	(3,306)
	$77,270	**$79,470**

Acquisitions of Real Estate

2009 — In July 2009, a venture in which we and an affiliate hold 51% and 49% interests, respectively, and which we consolidate, entered into an investment in Hungary for a total cost of approximately $93.6 million, inclusive of noncontrolling interest of $45.9 million and acquisition fees payable to the advisor. In connection with this investment, which was deemed to be a real estate asset acquisition, we capitalized acquisition-related costs and fees totaling $4.6 million, inclusive of amounts attributable to noncontrolling interests of $2.3 million.

2008 — During 2008, we acquired six investments in properties located in the United States, Finland, France and Germany at a total cost of $125.4 million.

Real Estate Under Construction

2009 — As of September 30, 2009, we consolidated a domestic build-to-suit project that was previously accounted for under the equity method of accounting (Note 6). During 2008, we entered into this domestic build-to-suit project for a total cost of up to $61.2 million that we accounted for under the equity method of accounting as it constituted an ADC equity arrangement (Note 2). Total estimated construction costs for this project were increased to $63.0 million during 2009. The ADC equity arrangement provided for a fixed annual interest rate of 5.8% and was scheduled to mature in April 2010. We were committed to purchase the property at a fixed price upon completion, and the borrower had little or no equity in the transaction. Costs incurred on this project through December 31, 2009 of $61.6 million have been presented as Real estate under construction in the consolidated balance sheet.

Additionally, during 2009, we entered into and completed a domestic expansion project for an existing tenant totaling $4.5 million. Capitalized acquisition-related costs and fees related to this project totaled $0.2 million. Upon completion of this expansion, we sold the property to an affiliate of our tenant for $50.6 million, net of selling costs (Note 17).

2008 — During 2008, we entered into two domestic build-to-suit projects for a total cost of up to $12.2 million, based on estimated construction costs. Costs incurred on these projects through December 31, 2008 of $0.5 million have been presented as Real estate under construction in the consolidated balance sheet.

Scheduled future minimum rents, exclusive of renewals and expenses paid by tenants, percentage of sales rents and future CPI-based adjustments, under non-cancelable operating leases are as follows (in thousands):

YEARS ENDING DECEMBER 31,	
2010	$ 160,135
2011	160,640
2012	161,007
2013	161,308
2014	161,713
Thereafter through 2031	1,789,242

There were no percentage rents for operating leases in 2009, 2008 and 2007.

5 | NET INVESTMENT IN DIRECT FINANCING LEASES

Net investment in direct financing leases is summarized as follows (in thousands):

	DECEMBER 31,	
	2009	2008
Minimum lease payments receivable	**$ 546,606**	$564,513
Unguaranteed residual value	**263,380**	259,506
	809,986	824,019
Less: unearned income	**(467,931)**	(482,684)
	$342,055	$341,335

See Note 11 for a discussion of impairment charges incurred during 2009 and 2008, respectively.

Scheduled future minimum rents, exclusive of renewals and expenses paid by tenants, percentage of sales rents and future CPI-based adjustments, under non-cancelable direct financing leases are as follows (in thousands):

YEARS ENDING DECEMBER 31,	
2010	$ 31,261
2011	31,314
2012	31,375
2013	31,429
2014	31,487
Thereafter through 2031	389,740

There were no percentage rents for direct financing leases in 2009, 2008 and 2007.

6 | EQUITY INVESTMENTS IN REAL ESTATE

We own interests in single-tenant net leased properties leased to corporations through noncontrolling interests in (i) partnerships and limited liability companies in which our ownership interests are 50% or less but over which we exercise significant influence, and (ii) as tenants-in-common subject to common control (Note 2). All of the underlying investments are owned with affiliates. We account for these investments under the equity method of accounting (i.e., at cost, increased or decreased by our share of earnings or losses, less distributions, plus fundings).

Our equity investments in real estate included an investment in a mortgage loan (an Acquisition, Development and Construction, or "ADC," arrangement) where we participated in residual interests through the loan provisions or other contracts and which we concluded was more appropriately treated as a hypothetical investment in real estate. This investment was reflected as part of equity method investments in real estate and our loan position was treated as preference capital to the hypothetical partnership rather than a loan, with no interest income recorded. We acquired the equity interest and consolidated this investment in our financial statements at September 30, 2009. The acquisition of this interest did not have a material impact on our financial position and results of operations.

During 2009, we incurred impairment charges in Income from continuing operations totaling $50.9 million on several of our consolidated investments. Primarily as a result of these impairment charges, our 2009 results reflect a loss from continuing operations before income taxes attributable to CPA®:16 — Global shareholders. Because of the loss reflected in our 2009 results, we have provided disaggregated summarized financial information for our unconsolidated ventures in the tables below.

The following table sets forth our ownership interests in our equity investments in real estate and their respective carrying values. The carrying value of these ventures is affected by the timing and nature of distributions (dollars in thousands):

LESSEE	SUBSIDIARY NAME(S)	OWNERSHIP INTEREST AT DECEMBER 31, 2009	CARRYING VALUE AT DECEMBER 31, 2009	2008
Equity Investments in Real Estate:				
U-Haul Moving Partners, Inc. and Mercury Partners, LP	UH Storage (DE) LP	31%	**$ 33,834**	$ 34,817
The New York Times Company	620 Eighth NYT (NY) LP & 620 Eighth Lender NYT LP	27%	**33,195**	—
Schuler A.G.[(a)]	Property in Göppingen, Germany[(b)]	33%	**23,469**	22,982
Hellweg Die Profi-Baumarkte GmbH & Co. KG (Hellweg 1)[(a)]	Wegell GMBH	25%	**18,934**	16,058
TietoEnator Plc[(a)]	Finit (FI) LLC	40%	**8,488**	8,385
Police Prefecture, French Government[(a) (c)]	Tissue SARL	50%	**8,268**	13,310
OBI A.G.[(a) (c)]	Pol Beaver LLC	25%	**6,794**	8,829
Pohjola Non-life Insurance Company[(a) (c)]	Pohj Landlord (Finland) LLC	40%	**6,632**	7,696
Frontier Spinning Mills, Inc.	FRO SPIN (NC) LLC	40%	**6,077**	15,551
Actebis Peacock GmbH.[(a)]	Tech Landlord (GER) LLC	30%	**5,644**	5,833
Actuant Corporation[(a)]	GB-ACT (GER) LP	50%	**2,758**	2,845
Consolidated Systems, Inc.	Property in Columbia, South Carolina[(b)]	40%	**2,131**	2,164
Lindenmaier A.G.[(a)]	Linden (GER) LLC	33%	**1,569**	4,565
Thales S.A.[(a)]	BBA I Invest SARL	35%	**356**	—
			158,149	143,035
ADC Equity Arrangement:				
Soho House Beach House LLC	Carey 16 Lending Corp.	N/A	**—**	42,085
			$158,149	**$185,120**

(a) Carrying value of investment is affected by the impact of fluctuations in the exchange rate of the Euro.

(b) We own an interest in this property through a tenant-in-common interest.

(c) The decrease in carrying value was primarily due to cash distributions made to us by the venture.

The New York Times Company
In March 2009, 620 Eighth NYT (NY) LP and 620 Eighth Lender NYT LP completed a net lease financing transaction with respect to a leasehold condominium interest, encompassing approximately 750,000 rentable square feet, in the office headquarters of The New York Times Company for approximately $233.7 million, inclusive of acquisition fees payable to the advisor. We, our advisor and another affiliate, CPA®:17 — Global, hold 27.25% 17.75% and 55% interests, respectively, in both 620 Eighth NYT (NY) LP and 620 Eighth Lender NYT LP. Our share of the purchase price was approximately $64.2 million, which we funded with our existing cash resources. We account for this investment under the equity method of accounting as we do not have a controlling interest in the entity but exercise significant influence over it. In connection with this investment, which was deemed a direct financing lease, 620 Eighth NYT (NY) LP and 620 Eighth Lender NYT LP capitalized acquisition-related costs and fees totaling $8.7 million. In August 2009, 620 Eighth NYT (NY) LP and 620 Eighth Lender NYT LP obtained mortgage financing on the New York Times property of $119.8 million at an annual interest rate of LIBOR plus 4.75% that has been capped at 8.75% through the use of an interest rate cap. This new financing has a term of five years.

Schuler A.G.
In 2007, we and an affiliate obtained 33% and 67% tenant-in-common interests in a property in Göppingen, Germany leased to Schuler, A.G. for a total cost of $73.8 million.

Hellweg Die Profi-Baumarkte GmbH & Co. KG
During 2009, Wegell GmbH prepaid $7.4 million of its non-recourse mortgage obligation in exchange for the lender's agreement to amend certain loan covenants related to the tenant. Wegell GmbH subsequently placed $5.3 million into escrow to be used for an expansion of a property and received additional proceeds of $3.5 million from the same mortgage loan to partially finance the expansion.

OBI A.G.
At December 31, 2009, the carrying value of this investment included our share of the net loss on interest rate swap derivative instruments recognized by the venture during 2009.

Frontier Spinning Mills, Inc.
In 2008, we and an affiliate obtained 40% and 60% interests, respectively, in FRO SPIN (NC) LLC, a domestic venture that leases properties to Frontier Spinning Mills, Inc., at a total cost of $38.9 million. In July 2009, FRO SPIN (NC) LLC obtained mortgage financing of $23.4 million and distributed the proceeds to the venture partners.

Actebis Peacock GmbH
In 2008, we and an affiliate obtained 30% and 70% interests, respectively, in a German venture that leases properties to Actebis Peacock GmbH at a total cost of $69.4 million, including a commitment to construct an expansion for a total cost of up to $11.1 million. The venture obtained non-recourse mortgage financing of $36.1 million, with a fixed annual interest rate of 6.5% and a term of 7 years. The venture also obtained a commitment for additional financing of up to $7.8 million for the purpose of constructing the expansion. No costs had been incurred and no mortgage proceeds had been drawn down in connection with the proposed expansion at December 31, 2009.

Lindenmaier A.G.
In 2007, we and an affiliate obtained 33% and 67% interests, respectively, in Linden (GER) LLC, a German venture that leases properties to Lindenmaier A.G., at a total cost of $30.8 million. Linden (GER) LLC simultaneously obtained mortgage financing of $12.8 million and distributed the proceeds to the venture partners. Amounts are based on the exchange rate of the Euro at the date of acquisition and financing.

In April 2009, Lindenmaier A.G. filed for bankruptcy in Germany. In July 2009, the venture entered into an interim lease agreement with Lindenmaier that expired in February 2010 and was then converted to a month-to-month lease. This interim agreement provides for substantially lower rental income than the original lease. We recognized other-than-temporary impairment charges of $2.7 million and $1.4 million during 2009 and 2008, respectively, in connection with this venture. (Note 11).

During 2009 and 2008, Linden (GER) LLC incurred impairment charges of $12.3 million and less than $0.1 million to reduce its carrying value in the properties to the properties' estimated fair value. Other-than-temporary impairment charges on equity investments in real estate are calculated using a different method than impairment charges related to net investments in properties and net investments in direct financing leases, and therefore the other-than-temporary impairment charges recognized by us during 2009 and 2008 are not comparable to the impairment charges recognized by Linden (GER) LLC. See Impairments in Note 2 for an explanation of each method.

Thales S.A.

In July 2009, this venture sold four of its five properties back to the tenant for $46.6 million and recognized a gain on sale of $11.1 million. The proceeds were used to partially repay the existing non-recourse mortgage loan on these properties, which had an outstanding balance of $74.7 million at the date of the sale. The remaining loan balance of $28.1 million is collateralized by the unsold fifth property. We recognized net other-than-temporary impairment charges of $0.9 million and $1.7 million during 2009 and 2008, respectively in connection with this venture (Note 11). At December 31, 2008, our proportionate share of losses at the equity investment level, including impairment charges, was greater than our investment basis, and as such, the carrying value of our equity investment was reduced to zero.

During 2009 and 2008, the venture that owns the Thales, S.A. properties incurred impairment charges of $0.8 million and $35.4 million to reduce its carrying value in several of the properties to their estimated fair value. Other-than-temporary impairment charges recognized by us during 2009 and 2008 are not comparable to the impairment charges recognized by the venture. See Impairments in Note 2 for an explanation of each method.

Soho House Beach House LLC

In 2008, we entered into a domestic build-to-suit project for a total cost of up to $61.2 million that we accounted for under the equity method of accounting as it constituted an ADC equity arrangement (Note 2). Total estimated construction costs were increased to $63.0 million during 2009. The ADC equity arrangement provided for a fixed annual interest rate of 5.8% and was scheduled to mature in April 2010. We were committed to purchase the property at a fixed price upon completion, and the borrower had little or no equity in the transaction. At December 31, 2008, we had funded $37.0 million of our total commitment of $63.0 million. We consolidated this investment in our financial statements from September 30, 2009.

The following tables present summarized balance sheet information for our equity investments in real estate. Amounts provided are the total amounts attributable to the ventures and do not represent our proportionate share (in thousands):

	DECEMBER 31, 2009										
	TOTAL	620 EIGHTH NYT (NY) LP & 620 EIGHTH LENDER NYT LP[d]	FINIT (FI) LLC	FRO SPIN (NC) LLC	LINDEN (GER) LLC	POHJ LANDLORD (FINLAND) LLC	TISSUE SARL	UH STORAGE (DE) LP	WEGELL GMBH	PROPERTY IN GÖPPINGEN, GERMANY	ALL OTHERS[e]
Assets											
Net investments in real estate[a]	$1,336,512	$235,608	$87,261	$38,809	$16,965	$ 92,431	$ 92,398	$231,202	$183,588	$73,868	$284,382
Intangible assets	109,472	—	8,401	—	—	10,018	14,993	39,457	—	—	36,603
Other assets, net[b]	58,391	6,151	3,130	335	1,089	1,828	1,954	23,442	12,293	442	7,727
TOTAL ASSETS	$1,504,375	$241,759	$98,792	$39,144	$18,054	$104,277	$109,345	$294,101	$195,881	$74,310	$328,712
Liabilities and Equity											
Debt	$ 932,778	$119,154	$75,785	$23,300	$12,656	$ 85,729	$ 90,602	$164,328	$106,937	$ —	$254,287
Other liabilities[c]	70,533	2,520	1,421	538	909	2,000	2,571	20,234	14,008	6,108	20,224
TOTAL LIABILITIES	1,003,311	121,674	77,206	23,838	13,565	87,729	93,173	184,562	120,945	6,108	274,511
Partners'/ members' equity	501,064	120,085	21,586	15,306	4,489	16,548	16,172	109,539	74,936	68,202	54,201
TOTAL LIABILITIES AND EQUITY	$1,504,375	$241,759	$98,792	$39,144	$18,054	$104,277	$109,345	$294,101	$195,881	$74,310	$328,712

	DECEMBER 31, 2008									
	TOTAL	FINIT (FI) LLC	FRO SPIN (NC) LLC	LINDEN (GER) LLC	POHJ LANDLORD (FINLAND) LLC	TISSUE SARL	UH STORAGE (DE) LP	WEGELL GMBH	PROPERTY IN GÖPPINGEN, GERMANY	ALL OTHERS[e]
Assets										
Net investments in real estate[a]	$1,150,415	$87,825	$38,866	$29,136	$ 92,851	$ 92,710	$235,930	$181,261	$73,254	$318,582
Intangible assets	125,698	9,437	—	1,122	11,482	16,292	42,108	—	—	45,257
Other assets, net[b]	102,773	1,777	373	739	2,175	9,051	22,066	7,220	14	59,358
TOTAL ASSETS	$1,378,886	$99,039	$39,239	$30,997	$106,508	$118,053	$300,104	$188,481	$73,268	$423,197
Liabilities and Equity										
Debt	$ 850,125	$76,170	$ —	$12,574	$ 85,419	$ 89,924	$168,202	$113,754	$ —	$304,082
Other liabilities[c]	61,110	1,442	361	691	1,955	1,855	19,302	11,390	6,434	17,680
TOTAL LIABILITIES	911,235	77,612	361	13,265	87,374	91,779	187,504	125,144	6,434	321,762
Partners'/ members' equity	467,651	21,427	38,878	17,732	19,134	26,274	112,600	63,337	66,834	101,435
TOTAL LIABILITIES AND EQUITY	$1,378,886	$99,039	$39,239	$30,997	$106,508	$118,053	$300,104	$188,481	$73,268	$423,197

(a) Net investments in real estate consists of net investments in properties and net investments in direct financing leases.

(b) Other assets, net consisted primarily of escrow balances, tenant security deposits held by lenders and restricted cash balances aggregating $31.2 million and $25.9 million at December 31, 2009 and 2008, respectively, and cash and cash equivalents balances aggregating $18.3 million and $23.0 million at December 31, 2009 and 2008, respectively. At December 31, 2008, Other assets, net also included contributions aggregating $51.8 million related to the Soho House Beach House ADC arrangement and a related note receivable.

(c) Other liabilities consists primarily of miscellaneous amounts held on behalf of tenants and prepaid and deferred rent and security deposits.

(d) We acquired our interest in 620 Eighth NYT (NY) LP and 620 Eighth Lender NYT LP in 2009 (see The New York Times Company above).

(e) All Others includes unconsolidated ventures that were not significant to the consolidated financial statements.

The following tables present summarized income statement information for our equity investments in real estate. Amounts provided are the total amounts attributable to the ventures and do not represent our proportionate share (in thousands):

YEAR ENDED DECEMBER 31, 2009	TOTAL	620 EIGHTH NYT (NY) LP & 620 EIGHTH LENDER NYT LP[e]	FINIT (FI) LLC	FRO SPIN (NC) LLC[f]	LINDEN (GER) LLC	POHJ LANDLORD (FINLAND) LLC	TISSUE SARL	UH STORAGE (DE) LP	WEGELL GMBH	PROPERTY IN GÖPPINGEN, GERMANY	ALL OTHERS[g]
Revenues											
Lease revenues[a]	$140,230	$21,751	$ 8,636	$4,469	$ 2,000	$ 9,240	$ 8,272	$ 30,589	$14,881	$6,568	$ 33,824
Other operating income	2,731	—	6	—	—	—	255	12	—	—	2,458
	142,961	21,751	8,642	4,469	2,000	9,240	8,527	30,601	14,881	6,568	36,282
Operating Expenses											
Depreciation and amortization	(28,015)	—	(2,994)	—	(953)	(3,461)	(2,683)	(7,379)	—	—	(10,545)
Impairment charges[b]	(13,118)	—	—	—	(12,340)	—	—	—	—	—	(778)
Other operating expenses[c]	(10,475)	(24)	(740)	(2)	(1,555)	(476)	(804)	(241)	(1,476)	—	(5,157)
	(51,608)	(24)	(3,734)	(2)	(14,848)	(3,937)	(3,487)	(7,620)	(1,476)	—	(16,480)
Other Income and Expenses											
Other income and (expenses), net[d]	9,749	1	48	—	(4)	(13)	12	8	20	310	9,367
Interest expense	(46,937)	(2,042)	(3,901)	(845)	(738)	(3,845)	(3,991)	(10,861)	(5,104)	—	(15,610)
	(37,188)	(2,041)	(3,853)	(845)	(742)	(3,858)	(3,979)	(10,853)	(5,084)	310	(6,243)
NET INCOME (LOSS)	**$ 54,165**	**$19,686**	**$ 1,055**	**$3,622**	**$(13,590)**	**$ 1,445**	**$ 1,061**	**$ 12,128**	**$ 8,321**	**$6,878**	**$ 13,559**

YEAR ENDED DECEMBER 31, 2008	TOTAL	FINIT (FI) LLC	FRO SPIN (NC) LLC[f]	LINDEN (GER) LLC	POHJ LANDLORD (FINLAND) LLC	TISSUE SARL	UH STORAGE (DE) LP	WEGELL GMBH	PROPERTY IN GÖPPINGEN, GERMANY	ALL OTHERS[g]
Revenues										
Lease revenues[a]	$116,813	$8,790	$12	$2,703	$ 9,343	$8,109	$ 28,541	$15,155	$6,802	$ 37,358
Other operating income	4,756	278	—	7	—	130	5	—	—	4,336
	121,569	9,068	12	2,710	9,343	8,239	28,546	15,155	6,802	41,694
Operating Expenses										
Depreciation and amortization	(30,151)	(3,148)	—	(148)	(3,638)	(2,819)	(7,379)	—	—	(13,019)
Impairment charges[b]	(35,422)	—	—	(30)	—	—	—	—	—	(35,392)
Other operating expenses[c]	(14,383)	(840)	—	(409)	(469)	(766)	(135)	(1,753)	(453)	(9,558)
	(79,956)	(3,988)	—	(587)	(4,107)	(3,585)	(7,514)	(1,753)	(453)	(57,969)
Other Income and Expenses										
Other income and (expenses), net[d]	2,203	69	—	(131)	133	302	13	162	8	1,647
Interest expense	(46,059)	(4,197)	—	(791)	(4,107)	(4,230)	(11,137)	(5,455)	—	(16,142)
	(43,856)	(4,128)	—	(922)	(3,974)	(3,928)	(11,124)	(5,293)	8	(14,495)
NET (LOSS) INCOME	**$ (2,243)**	**$952**	**$12**	**$1,201**	**$ 1,262**	**$726**	**$ 9,908**	**$ 8,109**	**$6,357**	**$ (30,770)**

	YEAR ENDED DECEMBER 31, 2007								
	TOTAL	FINIT (FI) LLC	LINDEN (GER) LLC	POHJ LANDLORD (FINLAND) LLC	TISSUE SARL	UH STORAGE (DE) LP	WEGELL GMBH	PROPERTY IN GÖPPINGEN, GERMANY	ALL OTHERS[g]
Revenues									
Lease revenues[a]	$100,553	$ 7,963	$ 510	$ 8,454	$ 7,109	$ 28,541	$14,115	$1,808	$ 32,053
Other operating income	5,018	550	—	—	594	1	2	—	3,871
	105,571	8,513	510	8,454	7,703	28,542	14,117	1,808	35,924
Operating Expenses									
Depreciation and amortization	(27,804)	(2,940)	(34)	(3,399)	(2,634)	(7,379)	—	—	(11,418)
Other operating expenses[c]	(9,292)	(993)	(1)	(7)	(603)	(83)	(1,256)	(3)	(6,346)
	(37,096)	(3,933)	(35)	(3,406)	(3,237)	(7,462)	(1,256)	(3)	(17,764)
Other Income and Expenses									
Other income and (expenses), net[d]	1,571	275	87	104	119	25	149	—	812
Interest expense	(42,625)	(3,974)	(172)	(3,866)	(3,906)	(11,335)	(5,196)	—	(14,176)
	(41,054)	(3,699)	(85)	(3,762)	(3,787)	(11,310)	(5,047)	—	(13,364)
NET INCOME	**$ 27,421**	**$ 881**	**$ 390**	**$ 1,286**	**$ 679**	**$ 9,770**	**$ 7,814**	**$1,805**	**$ 4,796**

(a) Lease revenues consists of rental income and interest income from direct financing leases.

(b) For the years ended December 31, 2009 and 2008, All Other included impairment charges totaling $0.8 million and $35.4 million recognized by the venture that leases properties to Thales, S.A. (see Thales S.A. above).

(c) Other operating expenses consists of property expenses, general and administrative expenses and provision for foreign, state and local income taxes.

(d) Other income and (expenses), net consists primarily of gains (losses) on foreign currency transactions and derivative instruments and other interest income. Included in All Others for the year ended December 31, 2009 was a gain of $11.3 million recognized by a venture in connection with the sale of several properties (see Thales S.A. above).

(e) We acquired our interest in 620 Eighth NYT (NY) LP and 620 Eighth Lender NYT LP in 2009 (see The New York Times Company above).

(f) We acquired our interest in FRO SPIN (NC) LLC in 2008 (see Frontier Spinning Mills, Inc. above).

(g) All Others includes unconsolidated ventures that were not significant to the consolidated financial statements.

The following tables present summarized cash flow information for certain of our equity investments in real estate. Amounts provided are the total amounts attributable to the ventures and do not represent our proportionate share (in thousands):

	YEAR ENDED DECEMBER 31, 2009								
	620 EIGHTH NYT (NY) LP & 620 EIGHTH LENDER NYT LP[a]	FINIT (FI) LLC	FRO SPIN (NC) LLC[b]	LINDEN (GER) LLC	POHJ LANDLORD (FINLAND) LLC	TISSUE SARL	UH STORAGE (DE) LP	WEGELL GMBH	PROPERTY IN GÖPPINGEN, GERMANY
Net cash provided by (used in):									
Operating activities	$ 17,213	$1,292	$ 3,877	$ (640)	$ 2,473	$ 2,979	$ 20,061	$ 7,448	$ 7,358
Investing activities	(233,720)	—	—	—	—	—	—	(5,576)	—
Financing activities	216,566	(170)	(4,240)	1,177	(2,840)	(9,907)	(19,065)	(2,299)	(6,714)
Effect of exchange rate changes on cash	—	103	—	46	26	(576)	—	10	(217)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	59	1,225	(363)	583	(341)	(7,504)	996	(417)	427
Cash and cash equivalents, beginning of year	—	1,252	373	376	2,128	8,770	3,447	3,475	3
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 59**	**$2,477**	**$ 10**	**$ 959**	**$ 1,787**	**$ 1,266**	**$ 4,443**	**$ 3,058**	**$ 430**

	YEAR ENDED DECEMBER 31, 2008							
	FINIT (FI) LLC	FRO SPIN (NC) LLC[b]	LINDEN (GER) LLC	POHJ LANDLORD (FINLAND) LLC	TISSUE SARL	UH STORAGE (DE) LP	WEGELL GMBH	PROPERTY IN GÖPPINGEN, GERMANY
Net cash provided by (used in):								
Operating activities	$ 1,575	$ 373	$ 764	$ 1,946	$ 2,388	$ 17,266	$ 6,526	$ 6,455
Investing activities	—	(38,866)	(20)	—	—	—	—	(1)
Financing activities	(3,337)	38,866	(867)	(4,960)	(363)	(13,822)	(15,108)	(6,788)
Effect of exchange rate changes on cash	(350)	—	1	(377)	(1,147)	—	(1,183)	337
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(2,112)	373	(122)	(3,391)	878	3,444	(9,765)	3
Cash and cash equivalents, beginning of year	3,364	—	498	5,519	7,892	3	13,240	—
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 1,252**	**$ 373**	**$ 376**	**$ 2,128**	**$ 8,770**	**$ 3,447**	**$ 3,475**	**$ 3**

	YEAR ENDED DECEMBER 31, 2007						
	FINIT (FI) LLC	LINDEN (GER) LLC	POHJ LANDLORD (FINLAND) LLC	TISSUE SARL	UH STORAGE (DE) LP	WEGELL GMBH	PROPERTY IN GÖPPINGEN, GERMANY
Net cash provided by (used in):							
Operating activities	$ 708	$ 897	$1,918	$1,992	$ 17,097	$ 7,811	$ 7,813
Investing activities	—	(30,778)	—	—	—	—	(73,817)
Financing activities	240	30,396	(427)	(282)	(17,094)	(2,018)	66,012
Effect of exchange rate changes on cash	337	(17)	121	589	—	810	(8)
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,285	498	1,612	2,299	3	6,603	—
Cash and cash equivalents, beginning of year	2,079	—	3,907	5,593	—	6,637	—
CASH AND CASH EQUIVALENTS, END OF YEAR	**$3,364**	**$ 498**	**$5,519**	**$7,892**	**$ 3**	**$13,240**	**$ —**

(a) We acquired our interest in 620 Eighth NYT (NY) LP and 620 Eighth Lender NYT LP in 2009 (see The New York Times Company above).
(b) We acquired our interest in FRO SPIN (NC) LLC in 2008 (see Frontier Spinning Mills, Inc. above).

The following table presents scheduled debt principal payments during each of the next five years following December 31, 2009 and thereafter for certain of our equity investments in real estate (in thousands):

YEARS ENDING DECEMBER 31,	620 EIGHTH NYT (NY) LP & 620 EIGHTH LENDER NYT LP	FINIT (FI) LLC	FRO SPIN (NC) LLC	LINDEN (GER) LLC	POHJ LANDLORD (FINLAND) LLC	TISSUE SARL	UH STORAGE (DE) LP	WEGELL GMBH
2010	$ 2,498	$ 1,896	$ 315	$ 129	$ 1,299	$ 966	$ 4,136	$ 3,507
2011	2,626	2,101	341	129	1,523	1,106	4,415	4,676
2012	2,761	2,306	369	129	1,702	1,246	4,683	4,676
2013	2,902	2,511	399	129	1,881	1,386	5,028	4,676
2014	108,367	66,971	433	129	1,971	1,584	146,066	4,676
Thereafter	—	—	21,443	12,011	77,353	84,314	—	84,726
TOTAL	**$119,154**	**$75,785**	**$23,300**	**$12,656**	**$85,729**	**$90,602**	**$164,328**	**$106,937**

We recognized income from our equity investments in real estate of $13.8 million, $8.8 million and $2.1 million for the years ended December 31, 2009, 2008 and 2007, respectively. These amounts represent our share of the income or losses of these ventures as well as certain depreciation and amortization adjustments related to purchase accounting and other-than-temporary impairment charges.

7 | NOTES RECEIVABLE

At December 31, 2009 and 2008, notes receivable totaled $363.6 million and $351.2 million, respectively.

Hellweg 2

In April 2007, we and our affiliates acquired a venture (the "property venture") that in turn acquired a 24.7% ownership interest in a limited partnership. We and our affiliates also acquired a second venture (the "lending venture"), which made a loan (the "note receivable") to the holder of the remaining 75.3% interests in the limited partnership (the "partner"). We refer to this transaction as the "Hellweg 2" transaction. At December 31, 2009 and 2008, the note receivable totaled $337.4 million and $331.8 million, respectively, inclusive of amounts attributable to noncontrolling interests of $250.9 million and $246.7 million, respectively. Under the terms of the note receivable, the lending venture will receive interest at a fixed annual rate of 8%. The note receivable matures in April 2017.

In connection with this transaction, the property venture agreed to an option agreement which gives the property venture the right to purchase, from the partner, an additional 75% interest in the limited partnership no later than December 2010 at a price which will equal the principal amount of the note receivable at the time of purchase. Upon exercise of this purchase option, the property venture would own 99.7% of the limited partnership. The property venture has also agreed to a second assignable option agreement to acquire the remaining 0.3% interest in the limited partnership by December 2012. If the property venture does not exercise its option agreements, the partner has option agreements to put its remaining interests in the limited partnership to the property venture during 2014 at a price which will equal the principal amount of the note receivable at the time of purchase. We have presented the note receivable on a gross basis and have classified the partner's corresponding 75.3 % interest in the limited partnership as redeemable noncontrolling interest in the consolidated financial statements.

Other

In June 2007, we entered into an agreement to provide a developer with a construction loan of up to $14.8 million that provides for a variable annual interest rate of LIBOR plus 2.5% and matures in April 2010. In November 2008, we amended this agreement to provide for a construction loan of up to $15.8 million at a variable annual interest rate of LIBOR plus 2.5% that matures in June 2010. At December 31, 2009 and 2008, the balance of the construction loan receivable was $15.6 million and $9.7 million, respectively, which included amounts funded of $14.8 million and $9.0 million, respectively.

In addition, we had a note receivable which totaled $9.6 million at both December 31, 2009 and 2008, with a fixed annual interest rate of 6.3% and a maturity date of February 2015.

8 | INTANGIBLES

In connection with our acquisition of properties, we have recorded net lease intangibles of $151.0 million, which are being amortized over periods ranging from three years to 40 years. Amortization of below-market and above-market rent intangibles is recorded as an adjustment to lease revenue, while amortization of in-place lease and tenant relationship intangibles is included in depreciation and amortization. Below-market rent intangibles are included in Prepaid and deferred rental income and security deposits in the consolidated financial statements. Intangibles are summarized as follows:

	DECEMBER 31,	
	2009	2008
Amortized Intangible Assets		
Management contract	$ 874	$ 874
Franchise agreement	2,240	2,240
Less: accumulated amortization	(785)	(436)
	2,329	2,678
Lease Intangibles:		
In-place lease	115,437	110,104
Tenant relationship	34,674	31,997
Above-market rent	44,433	48,318
Less: accumulated amortization	(34,441)	(25,009)
	160,103	165,410
	$162,432	**$168,088**
Amortized Below-Market Rent Intangible		
Below-market rent	$ (43,541)	$ (40,713)
Less: accumulated amortization	5,331	3,774
	$ (38,210)	**$ (36,939)**

Net amortization of intangibles, including the effect of foreign currency translation, was $8.5 million, $8.4 million and $6.8 million for 2009, 2008 and 2007, respectively. Based on the intangibles recorded at December 31, 2009, scheduled net annual amortization of intangibles for each of the next five years is expected to be $8.4 million annually between 2010 and 2014.

9 | FAIR VALUE MEASUREMENTS

In September 2007, the FASB issued authoritative guidance for using fair value to measure assets and liabilities, which we adopted as required on January 1, 2008, with the exception of nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value on a recurring basis, which we adopted as required on January 1, 2009. In April 2009, the FASB provided additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, which we adopted as required in the second quarter of 2009. Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance also establishes a three-tier fair value hierarchy based on the inputs used in measuring fair value. These tiers are: Level 1, for which quoted market prices for identical instruments are available in active markets, such as money market funds, equity securities and U.S. Treasury securities; Level 2, for which there are inputs other than quoted prices included within Level 1 that are observable for the instrument, such as certain derivative instruments including interest rate caps and swaps; and Level 3, for which little or no market data exists, therefore requiring us to develop our own assumptions, such as certain marketable securities.

Items Measured at Fair Value on a Recurring Basis

The following tables set forth our assets and liabilities that were accounted for at fair value on a recurring basis at December 31, 2009 and 2008 (in thousands):

		FAIR VALUE MEASUREMENTS AT REPORTING DATE USING:		
DESCRIPTION	DECEMBER 31, 2009	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	UNOBSERVABLE INPUTS (LEVEL 3)
Assets:				
Money market funds	**$49,261**	$ 49,261	$ —	$ —
Marketable securities	**1,851**	—	—	1,851
Derivative assets	**2,228**	—	50	2,178
	$53,340	**$49,261**	**$ 50**	**$4,029**
Liabilities:				
Derivative liabilities	**$ (380)**	**$ —**	**$(380)**	**$ —**

		FAIR VALUE MEASUREMENTS AT REPORTING DATE USING:		
DESCRIPTION	DECEMBER 31, 2008	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	UNOBSERVABLE INPUTS (LEVEL 3)
Assets:				
Money market funds	**$ 137,203**	$ 137,203	$ —	$ —
Marketable securities	**2,192**	—	—	2,192
Derivative assets	**2,973**	—	—	2,973
	$142,368	**$137,203**	**$ —**	**$5,165**
Liabilities:				
Derivative liabilities	**$ (520)**	**$ —**	**$ (520)**	**$ —**

Assets and liabilities presented above exclude assets and liabilities owned by unconsolidated ventures.

	UNOBSERVABLE INPUTS (LEVEL 3 ONLY)					
	MARKETABLE SECURITIES	DERIVATIVE ASSETS	TOTAL ASSETS	MARKETABLE SECURITIES	DERIVATIVE ASSETS	TOTAL ASSETS
	YEAR ENDED DECEMBER 31, 2009			YEAR ENDED DECEMBER 31, 2008		
Beginning balance	$ 2,192	$ 2,973	$ 5,165	$ 2,438	$ 6,246	$ 8,684
Total gains or losses (realized and unrealized):						
Included in earnings	—	(799)	(799)	—	(3,176)	(3,176)
Included in other comprehensive income	(28)	4	(24)	55	(97)	(42)
Amortization and accretion	(313)	—	(313)	(301)	—	(301)
ENDING BALANCE	**$1,851**	**$2,178**	**$4,029**	**$2,192**	**$ 2,973**	**$ 5,165**
The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	**$ —**	**$ (799)**	**$ (799)**	**$ —**	**$(3,176)**	**$(3,176)**

Gains and losses (realized and unrealized) included in earnings are reported in Other income and expenses in the consolidated financial statements.

Our financial instruments had the following carrying value and fair value (in thousands):

	DECEMBER 31, 2009		DECEMBER 31, 2008	
	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Non-recourse debt	$1,445,889	$1,286,300	$1,438,226	$1,202,552
Notes receivable	362,707	363,389	351,200	341,238
Marketable securities[(a)]	1,839	1,851	2,153	2,192

(a) Carrying value represents historical cost for marketable securities.

We determine the estimated fair value of our debt instruments and notes receivable using a discounted cash flow model with rates that take into account the credit of the tenants and interest rate risk. We estimate that our other financial assets and liabilities (excluding net investments in direct financing leases) had fair values that approximated their carrying values at both December 31, 2009 and 2008.

Items Measured at Fair Value on a Non-Recurring Basis

At December 31, 2009, we performed our quarterly assessment of the value of our real estate investments in accordance with current authoritative accounting guidance. We determined the valuation of these assets using widely accepted valuation techniques, including discounted cash flow on the expected cash flows of each asset as well as the income capitalization approach, which considers prevailing market capitalization rates. We reviewed each investment based on the highest and best use of the investment and market participation assumptions. We determined that the significant inputs used to value these investments fall within Level 3. Actual results may differ materially if market conditions or the underlying assumptions change. See Note 11 for a discussion of impairment charges incurred in 2009.

The following table presents information about our nonfinancial assets that were measured on a fair value basis for the years ended December 31, 2009 and 2008, respectively. All of the impairment charges were measured using unobservable inputs (Level 3) (in thousands):

	YEAR ENDED DECEMBER 31, 2009		YEAR ENDED DECEMBER 31, 2008	
	TOTAL FAIR VALUE MEASUREMENTS	TOTAL IMPAIRMENT CHARGES	TOTAL FAIR VALUE MEASUREMENTS	TOTAL IMPAIRMENT CHARGES
Assets:				
Net investments in properties	$ 135,541	$ 46,152	$ —	$ —
Net investments in direct financing leases	167,752	2,279	55,977	890
Equity investments in real estate	1,925	3,598	4,583	3,085
Intangible assets	8,170	7,564	—	—
	$313,388	**$59,593**	**$60,560**	**$3,975**
LIABILITIES:	$ (1,394)	$ (37)	$ —	$ —
Intangible liabilities	**$ (1,394)**	**$ (37)**	**$ —**	**$ —**

10 | RISK MANAGEMENT AND USE OF DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management

In the normal course of our on-going business operations, we encounter economic risk. There are three main components of economic risk: interest rate risk, credit risk and market risk. We are subject to interest rate risk on our interest-bearing liabilities. Credit risk is the risk of default on our operations and tenants' inability or unwillingness to make contractually required payments. Market risk includes changes in the value of our properties and related loans as well as changes in the value of our marketable securities due to changes in interest rates or other market factors. In addition, we own investments in the European Union, Canada, Mexico, Malaysia and Thailand and are subject to the risks associated with changing foreign currency exchange rates.

Foreign Currency Exchange

We are exposed to foreign currency exchange rate movements, primarily in the Euro and the British Pound Sterling and, to a lesser extent, certain other currencies. We manage foreign currency exchange rate movements by generally placing both our debt obligation to the lender and the tenant's rental obligation to us in the same currency, but we are subject to foreign currency exchange rate movements to the extent of the difference in the timing and amount of the rental obligation and the debt service. We also face challenges with repatriating cash from our foreign investments. We may encounter instances where it is difficult to repatriate cash because of jurisdictional restrictions or because repatriating cash may result in current or future tax liabilities. Realized and unrealized gains and losses recognized in earnings related to foreign currency transactions are included in Other income and expenses in the consolidated financial statements.

Use of Derivative Financial Instruments

When we use derivative instruments, it is generally to reduce our exposure to fluctuations in interest rates on foreign currency. We have not entered, and do not plan to enter into financial instruments for trading or speculative purposes. In addition to derivative instruments that we enter into on our own behalf, we may also be a party to derivative instruments that are embedded in other contracts, and we may own common stock warrants, granted to us by lessees when structuring lease transactions, that are considered to be derivative instruments. The primary risks related to our use of derivative instruments are that a counterparty to a hedging arrangement could default on its obligation or that the credit quality of the counterparty may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction. While we seek to mitigate these risks by

entering into hedging arrangements with counterparties that are large financial institutions that we deem to be credit worthy, it is possible that our hedging transactions, which are intended to limit losses, could adversely affect our earnings. Furthermore, if we terminate a hedging arrangement, we may be obligated to pay certain costs, such as transaction or breakage fees. We have established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities.

In March 2008, the FASB amended the existing guidance for accounting for derivative instruments and hedging activities to require additional disclosures that are intended to help investors better understand how derivative instruments and hedging activities affect an entity's financial position, financial performance and cash flows. The enhanced disclosure requirements primarily surround the objectives and strategies for using derivative instruments by their underlying risk as well as a tabular format of the fair values of the derivative instruments and their gains and losses. The required additional disclosures are presented below.

The following table sets forth our derivative instruments at December 31, 2009 and 2008 (in thousands):

	BALANCE SHEET LOCATION	ASSET DERIVATIVES FAIR VALUE AT DECEMBER 31, 2009	2008	LIABILITY DERIVATIVES FAIR VALUE AT DECEMBER 31, 2009	2008
Derivatives designated as hedging instruments					
Interest rate caps	Other assets	**$ 50**	$ —	$ —	$ —
Foreign exchange contracts	Other liabilities	—	—	(143)	—
Interest rate swaps	Other liabilities	—	—	(236)	(520)
		50	—	(379)	(520)
Derivatives not designated as hedging instruments					
Embedded credit derivatives	Other assets	**963**	2,095	—	—
Stock warrants	Other assets	**1,215**	878	—	—
		2,178	2,973	—	—
TOTAL DERIVATIVES		**$2,228**	**$2,973**	**$(379)**	**$(520)**

The following tables present the impact of derivative instruments on, and their location within, the consolidated financial statements (in thousands):

DERIVATIVES IN CASH FLOW HEDGING RELATIONSHIPS	AMOUNT OF GAIN (LOSS) RECOGNIZED IN OCI ON DERIVATIVE (EFFECTIVE PORTION)			AMOUNT OF GAIN (LOSS) RECLASSIFIED FROM OCI INTO INCOME (EFFECTIVE PORTION)		
	YEARS ENDED DECEMBER 31,			YEARS ENDED DECEMBER 31,		
	2009	2008	2007	2009	2008	2007
Interest rate caps[a] [b]	$ 26	$ —	$ —	$ —	$ —	$ —
Interest rate swaps[a]	284	(520)	—	—	—	—
Foreign currency forward contracts[a] [c]	(143)	—	—	27	—	—
TOTAL	**$ 167**	**$(520)**	**$ —**	**$27**	**$ —**	**$ —**

(a) During the years ended December 31, 2009, 2008 and 2007, no gains or losses were reclassified from OCI into income related to ineffective portions of hedging relationships or to amounts excluded from effectiveness testing.

(b) Includes gains attributable to noncontrolling interests totaling less than $0.1 million for the year ended December 31, 2009. We obtained this interest rate cap in March 2009.

(c) Gains (losses) reclassified from OCI into income for contracts which have matured are included in Other income and (expenses).

DERIVATIVES NOT IN CASH FLOW HEDGING RELATIONSHIPS	LOCATION OF GAIN (LOSS) RECOGNIZED IN INCOME	AMOUNT OF GAIN (LOSS) RECOGNIZED IN INCOME ON DERIVATIVES		
		YEARS ENDED DECEMBER 31,		
		2009	2008	2007
Embedded credit derivatives[a]	Other income and (expenses)	$(1,136)	$(3,406)	$2,741
Stock warrants	Other income and (expenses)	338	230	—
TOTAL		**$ (798)**	**$(3,176)**	**$2,741**

(a) Includes losses attributable to noncontrolling interests totaling $0.8 million and $2.7 million for the years ended December 31, 2009 and 2008, respectively, and a gain attributable to noncontrolling interests totaling $1.4 million for the year ended December 31, 2007.

See below for information on our purposes for entering into derivative instruments, including those not designated as hedging instruments, and for information on derivative instruments owned by unconsolidated ventures, which are excluded from the tables above.

Interest Rate Swaps and Caps

We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain mortgage financing on a long-term, fixed-rate basis. However, from time to time, we or our venture partners may obtain variable rate non-recourse mortgage loans and, as a result, may enter into interest rate swap agreements or interest rate cap agreements with counterparties. Interest rate swaps, which effectively convert the variable rate debt service obligations of the loan to a fixed rate, are agreements in which one party exchanges a stream of interest payments for a counterparty's stream of cash flow over a specific period. The notional, or face, amount on which the swaps are based is not exchanged. Interest rate caps limit the effective borrowing rate of variable rate debt obligations while allowing participants to share in downward shifts in interest rates. Our objective in using these derivatives is to limit our exposure to interest rate movements.

The interest rate swap and interest rate cap derivative instruments that we had outstanding at December 31, 2009 were designated as cash flow hedges and are summarized as follows (dollars in thousands):

	TYPE	NOTIONAL AMOUNT	EFFECTIVE INTEREST RATE	EFFECTIVE DATE	EXPIRATION DATE	FAIR VALUE AT DECEMBER 31, 2009
1-Month LIBOR	"Pay-fixed" swap	$ 3,880	6.7%	2/2008	2/2018	$(236)
1-Month LIBOR	Interest rate cap[a]	29,000	6.6%	3/2009	3/2012	50
						$(186)

(a) In February 2009, a venture in which we own a 50% interest, and which we consolidate, repaid a $39.0 million outstanding balance on a non-recourse mortgage loan at a discount for $32.5 million and recognized a corresponding gain of $6.5 million. In connection with this transaction, the venture obtained new non-recourse mortgage financing of approximately $29.0 million. The new debt has an annual interest rate of LIBOR plus 5%, with a minimum rate of 6% and a maximum rate that has been capped at 10% through the use of an interest rate cap. This financing has a term of three years, with two one-year extensions. The applicable interest rate of the related debt was 6.6% at December 31, 2009, and therefore the interest rate cap was not being utilized at that date.

An unconsolidated venture in which we hold a 25% ownership interest had a non-recourse mortgage with a total carrying value of $171.2 million and $171.4 million at December 31, 2009 and 2008, respectively. The mortgage, which was obtained in two tranches, effectively bears interest at annual interest rates that have been fixed at rates ranging from 5.0% to 5.6% through the use of interest rate swaps designated as cash flow hedges. The interest rate swaps expire between October 2015 and July 2016 and had a total net fair value liability of $8.3 million and $4.2 million at December 31, 2009 and 2008.

In April 2008, this venture unwound a swap with a notional value of $31.6 million at the date of termination and obtained a new interest rate swap with a notional value of $26.5 million. The new swap, which is designated as a cash flow hedge, effectively fixed the annual interest rate for this portion of the debt at 5.6% and expires in October 2015. In connection with the interest rate swap termination, the venture received a settlement payment of $1.1 million and recognized a realized gain of $1.1 million which is included in the determination of the venture's net income.

In addition, an unconsolidated venture in which we hold a 27.25% ownership interest had a non-recourse mortgage with a total carrying value of $119.2 million at December 31, 2009. The mortgage bears interest at an annual interest rate of LIBOR plus 4.8% that has been capped at 8.8% through the use of an interest rate cap designated as a cash flow hedge. The applicable interest rate of the related debt was 5.0% at December 31, 2009, and therefore the interest rate cap was not being utilized at that date. The interest rate cap expires in August 2014 and had an estimated total fair value of $3.0 million at December 31, 2009.

Our share of changes in the fair value of these interest rate caps and swaps is included in Accumulated other comprehensive income in equity and reflected unrealized losses of $1.1 million and $4.0 million for the years ended December 31, 2009 and 2008, respectively.

Foreign Currency Forward Contracts

We have entered into foreign currency forward contracts to hedge certain of our foreign currency cash flow exposures. A foreign currency forward contract is a commitment to deliver a certain amount of currency at a certain price on a specific date in the future. By entering into these contracts, we are locked into a future currency exchange rate, which limits our exposure to the movement in foreign currency exchange rates.

In January 2009, we entered into foreign currency forward contracts with a total notional amount of $4.2 million, based on the exchange rate of the Euro at December 31, 2009. These contracts fixed the exchange rate of the Euro to rates ranging from $1.3307 to $1.3436 with maturity dates between March 2009 and December 2010.

Embedded Credit Derivatives

In connection with our April 2007 investment in a portfolio of German properties through a venture in which we have a total effective ownership interest of 26% and which we consolidate, we obtained non-recourse mortgage financing for which the interest rate has both fixed and variable components. In connection with providing the financing, the lender entered into an interest rate swap agreement on its own behalf through which the fixed interest rate component on the financing was converted into a variable interest rate instrument. Through the venture, we have the right, at our sole discretion, to prepay this debt at any time and to participate in any realized gain or loss on the interest rate swap at that time. These participation rights are deemed to be embedded credit derivatives.

Stock Warrants

We own stock warrants that were generally granted to us by lessees in connection with structuring the initial lease transactions. These warrants are defined as derivative instruments because they are readily convertible to cash or provide for net cash settlement upon conversion.

Other

Amounts reported in OCI related to derivatives will be reclassified to interest expense as interest payments are made on our non-recourse variable-rate debt. At December 31, 2009, we estimate that an additional $0.2 million will be reclassified as interest expense during the next twelve months.

We have agreements with certain of our derivative counterparties that contain certain credit contingent provisions that could result in a declaration of default against us regarding our derivative obligations if we either default or are capable of being declared in default on any of our indebtedness. At December 31, 2009, we have not been declared in default on any of our derivative obligations. The estimated fair value of our derivatives that were in a net liability position was $0.4 million at December 31, 2009, which includes accrued interest but excludes any adjustment for nonperformance risk. If we had breached any of these provisions at December 31, 2009, we could have been required to settle our obligations under these agreements at their termination value of $0.4 million.

Portfolio Concentration Risk

Concentrations of credit risk arise when a group of tenants is engaged in similar business activities or is subject to similar economic risks or conditions that could cause them to default on their lease obligations to us. We regularly monitor our portfolio to assess potential concentrations of credit risk. While we believe our portfolio is reasonably well diversified, it does contain concentrations in excess of 10% of current annualized lease revenues in certain areas, as described below. Although we view our exposure from properties that we purchased together with our affiliates based on our ownership percentage in these properties, the percentages below are based on our consolidated ownership and not on our actual ownership percentage in these investments.

At December 31, 2009, 56% of our directly owned real estate properties were located in the U.S., with the majority of our directly owned international properties located in the European Union (38%), with Germany (27%) representing the only international concentration. In addition, Hellweg 2, which is located in Germany, represented 20% of lease revenue in 2009, inclusive of noncontrolling interest. At December 31, 2009, our directly owned real estate properties contained significant concentrations in the following asset types: industrial (46%), retail (19%), warehouse/distribution (19%) and office (12%); and in the following tenant industries: retail (29%), chemicals, plastics, rubber and glass (10%) and automobile (10%).

Many companies in automotive related industries (manufacturing, parts, services, etc.) have been experiencing increasing difficulties for several years, which has resulted in several companies filing for bankruptcy. At December 31, 2009, we had eight tenants in automotive related industries, four of which have filed for bankruptcy protection (see below). These eight tenants accounted for lease revenues, inclusive of noncontrolling interests, and net loss or income from equity investments as follows:

lease revenues from these tenants were $18.0 million, $19.9 million and $15.4 million for the years ended December 31, 2009, 2008 and 2007, respectively. For our equity investments in real estate, we recognized net losses of $3.2 million and $0.8 million for the years ended December 31, 2009 and 2008, respectively and net income of $0.1 million for the year ended December 31, 2007. These investments had an aggregate carrying value of $152.0 million and $180.3 million at December 31, 2009 and December 31, 2008, respectively. Based on their carrying values at December 31, 2009, 53% of these investments were international (in the European Union, Canada and Mexico).

At December 31, 2009, five tenants, four of which operate in the automotive industry, were in various stages of the bankruptcy process. These five tenants accounted for lease revenues and loss from equity investments of $5.4 million, inclusive of amounts attributable to noncontrolling interests of $1.9 million and $3.2 million, respectively, for 2009 and had an aggregate carrying value of $19.6 million at December 31, 2009. For the years ended December 31, 2009 and 2008, we incurred impairment charges totaling $35.3 million and $1.4 million, respectively, inclusive of noncontrolling interest of $12.7 million in 2009,on properties leased to these tenants (Note 11). As a result of these corporate defaults, during 2009 we suspended debt service on three non-recourse mortgage loans, which had an aggregate outstanding balance of $27.2 million at December 31, 2009, inclusive of amounts attributable to noncontrolling interests of $11.6 million.

11 | IMPAIRMENT CHARGES

The following table summarizes impairment charges recognized on our consolidated and unconsolidated real estate investments during 2009 and 2008 (in thousands):

	YEARS ENDED DECEMBER 31, 2009	2008
Net investments in properties[a]	$48,578	$ —
Net investments in direct financing leases	2,279	890
Equity investments in real estate[b]	3,598	3,085
TOTAL IMPAIRMENT CHARGES INCLUDED IN INCOME FROM CONTINUING OPERATIONS	54,455	3,975
Impairment charges included in discontinued operations	5,101	—
TOTAL IMPAIRMENT CHARGES	**$59,556**	**$3,975**

(a) Includes charges recognized on intangible assets and liabilities related to net investments in properties (Note 10).

(b) Impairment charges on our equity investments are included in Income from equity investments in real estate in our consolidated statements of operations.

No impairment charges were recognized during 2007.

Impairment charges recognized during 2009 and 2008 were as follows:

Görtz & Schiele GmbH & Co. and Goertz & Schiele Corp.

During 2009, we recognized impairment charges totaling $25.4 million on properties leased to Görtz & Schiele GmbH & Co. and Goertz & Schiele Corp., which filed for bankruptcy in November 2008 and September 2009, respectively. We calculated the estimated fair values of these properties based on discounted cash flow analyses and market information obtained from outside sources. Both tenants ceased making rent payments during the second quarter of 2009 and, as a result, we suspended the debt service payments on the related mortgage loans beginning in July 2009. In January 2010, Goertz & Schiele Corp. terminated its lease with us in bankruptcy proceedings and in March 2010, a successor tenant to Görtz & Schiele GmbH & Co. signed a

new lease with us on substantially the same terms. At December 31, 2009, these properties were classified as Net investments in properties in the consolidated financial statements.

Foss Manufacturing Company, LLC

During 2009, we incurred an impairment charge of $16.0 million on a property leased to Foss Manufacturing Company, LLC as a result of a significant deterioration in the tenant's financial outlook. We calculated the estimated fair value of this property based on a discounted cash flow analysis. During the second quarter of 2009, we entered into an amended lease agreement with Foss Manufacturing that substantially reduced annual contractual rent and provides for us to receive additional rent based on a percentage of sales. At December 31, 2009, these properties were classified as Net investments in properties in the consolidated financial statements.

John McGavigan Limited

During 2009, we incurred an impairment charge of $5.3 million on a property in the United Kingdom where the tenant, John McGavigan Limited, filed for bankruptcy in September 2009. We calculated the estimated fair value of this property based on a discounted cash flow analysis. At December 31, 2009, this property was classified as Net investment in properties in the consolidated financial statements.

MetalsAmerica, Inc.

During 2009, we recognized an impairment charge of $5.1 million related to a domestic property formerly leased to MetalsAmerica, Inc., which filed for bankruptcy in July 2009. We reduced the property's carrying value of $6.6 million to its estimated selling price of $1.5 million and sold the property in August 2009. At December 31, 2009, the results of operations of this property are included in Income from discontinued operations in the consolidated financial statements.

Lindenmaier A.G.

During 2009 and 2008, we recognized other-than-temporary impairment charges of $2.7 million and $1.4 million, respectively, to reduce the carrying value of a venture to the estimated fair value of its underlying net assets, which we assessed using a discounted cash flow analysis and market information obtained from outside sources. The venture leases property to Lindenmaier A.G., which filed for bankruptcy in the second quarter of 2009. At December 31, 2009, this venture is classified as Equity investment in real estate in the consolidated financial statements.

Thales

During 2009, we recognized net other-than-temporary impairment charges of $0.9 million. In July 2009, a venture that owned a portfolio of five French properties leased to Thales S.A. sold four properties back to Thales. The outstanding debt balance on the four properties sold was allocated to the remaining property. An impairment charge was incurred to reduce the carrying value of the venture to the estimated fair value of its underlying net assets, which we assessed using a discounted cash flow analysis.

During 2008, we recognized an other-than-temporary impairment charge of $1.7 million to reduce the carrying value of the venture to the estimated fair value of its underlying net assets, which we assessed using a discounted cash flow analysis. At December 31, 2009, this venture is classified as Equity investment in real estate in the consolidated financial statements.

Valley Diagnostic

During 2009, we incurred an impairment charge of $1.9 million in connection with a domestic property where the tenant, Valley Diagnostic, entered liquidation proceedings. We calculated the estimated fair value of this property using third party broker quotes. At December 31, 2009, this property was classified as Net investment in properties in the consolidated financial statements.

Other

During 2009 and 2008, we recognized impairment charges totaling $2.3 million and $0.9 million on several properties accounted for as net investments in direct financing leases in connection with other-than-temporary declines in the estimated fair value of the properties' residual values, as determined by our annual third party valuation of our real estate.

12 | DEBT

Non-recourse debt consists of mortgage notes payable, which are collateralized by an assignment of real property and direct financing leases with an aggregate carrying value of $1.9 billion at December 31, 2009. Our mortgage notes payable bore interest at fixed annual rates ranging from 4.4% to 7.7% and variable annual rates ranging from 5.2% to 6.7%, with maturity dates ranging from 2014 to 2031 at December 31, 2009.

Scheduled debt principal payments during each of the next five years following December 31, 2009 and thereafter are as follows (in thousands):

YEARS ENDING DECEMBER 31,	TOTAL
2010	$ 21,958
2011	25,433
2012	56,507
2013	30,693
2014	97,301
Thereafter through 2031	1,211,630
	1,443,522
Unamortized discount	2,367
TOTAL	**$1,445,889**

In February 2009, a venture in which we own a 50% interest, and which we consolidate, repaid a $39.0 million outstanding balance on a non-recourse mortgage loan at a discount for $32.5 million and recognized a corresponding gain of $6.5 million. In connection with this transaction, the venture obtained new non-recourse mortgage financing of approximately $29.0 million. The new debt has an annual interest rate of LIBOR plus 5%, with a minimum rate of 6% and a maximum rate that has been capped at 10% through the use of an interest rate cap. This financing has a term of three years, with two one-year extensions. The applicable interest rate of the related debt was 6.6% at December 31, 2009, and therefore the interest rate cap was not being utilized at that date.

In July 2009, we obtained non-recourse mortgage financing on a venture in which we and an affiliate hold 51% and 49% interests, respectively, and which we consolidate, related to an investment entered into in Hungary. This financing totaled $49.5 million, inclusive of noncontrolling interest of $24.3 million, and has an annual fixed interest rate and term of 5.9% and seven years, respectively.

During 2008, in connection with our investment activity, we obtained non-recourse mortgage financing totaling $100.1 million, inclusive of noncontrolling interest of $19.7 million, at a weighted average annual interest rate and term of 6.5% and 10 years, respectively. One of these loans bears interest at a variable rate that has been effectively converted to a fixed rate through the use of an interest rate swap agreement (Note 10).

13 | COMMITMENTS AND CONTINGENCIES

Various claims and lawsuits arising in the normal course of business are pending against us. The results of these proceedings are not expected to have a material adverse effect on our consolidated financial position or results of operations.

14 | EQUITY

Distributions

Distributions paid to shareholders consist of ordinary income, capital gains, return of capital or a combination thereof for income tax purposes. The following table presents distributions per share reported for tax purposes:

	2009	2008	2007
Ordinary income[(a)]	**$0.18**	$0.16	$0.45
Return of capital	**0.48**	0.50	0.20
TOTAL DISTRIBUTIONS	**$0.66**	**$0.66**	**$0.65**

(a) Decrease in per share amount in 2008 was primarily due to fees paid to the advisor and deducted for income tax purposes in 2008 as a result of meeting our performance criterion in June 2007.

We declared a quarterly distribution of $0.1656 per share in December 2009, which was paid in January 2010 to shareholders of record at December 31, 2009.

Accumulated Other Comprehensive Income

The following table presents Accumulated OCI in equity. Amounts include our proportionate share of other comprehensive income or loss from our unconsolidated investments (in thousands):

	DECEMBER 31,	
	2009	2008
Unrealized gain (loss) on marketable securities	**$ 10**	$ 38
Foreign currency translation adjustment	**7,836**	3,638
Unrealized (loss) gain on derivative instrument	**(2,449)**	(1,536)
ACCUMULATED OTHER COMPREHENSIVE INCOME	**$ 5,397**	**$ 2,140**

15 | NONCONTROLLING INTERESTS

Noncontrolling interest is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. In December 2007, the FASB amended the existing authoritative guidance for accounting for noncontrolling interests in consolidated financial statements, which we adopted as required on January 1, 2009. The new guidance establishes and expands accounting and reporting standards for noncontrolling interests and, if applicable, for the deconsolidation of a subsidiary. There were no changes in our ownership interest in any of our consolidated subsidiaries for the year ended December 31, 2009.

Redeemable Noncontrolling Interests

Under the current authoritative accounting guidance, we account for the noncontrolling interests in a note receivable recorded in connection with a German transaction in 2007 as redeemable noncontrolling interests because the transaction contains put

options that, if exercised, would obligate the partners to settle in cash. The partners' interests are reflected at estimated redemption value for all periods presented.

Balance at January 1, 2007	$ —
Contributions	314,211
Foreign currency translation adjustment	32,508
BALANCE AT JANUARY 1, 2008	$346,719
Foreign currency translation adjustment	(14,877)
BALANCE AT JANUARY 1, 2009	331,842
Foreign currency translation adjustment	5,555
BALANCE AT DECEMBER 31, 2009	**$337,397**

16 | INCOME TAXES

We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. We believe we have operated, and we intend to continue to operate, in a manner that allows us to continue to qualify as a REIT. Under the REIT operating structure, we are permitted to deduct distributions paid to our shareholders and generally will not be required to pay U.S. federal income taxes. Accordingly, no provision has been made for U.S. federal income taxes in the consolidated financial statements.

We conduct business in various states and municipalities within the U.S. and in the European Union, Canada, Mexico, Malaysia and Thailand and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions. As a result, we are subject to certain foreign, state and local taxes. Taxes on our foreign investments, primarily in Germany, comprised a significant portion of our tax provision for both 2009 and 2008, with 2009 reflecting the full year impact of certain investments. In addition, we recognized impairment charges totaling $54.5 million (Note 11) for the year ended December 31, 2009, for which we did not recognize a tax benefit, resulting in a higher effective income tax rate for 2009 as compared to the prior years.

We account for uncertain tax positions in accordance with current authoritative accounting guidance. The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits (in thousands):

	DECEMBER 31,	
	2009	**2008**
Balance at January 1,	**$ 473**	$ 424
Additions based on tax positions related to the current year	**29**	170
Additions for tax positions of prior years	—	—
Reductions for tax positions of prior years	—	—
Settlements	—	—
Reductions for expiration of statute of limitations	**(161)**	(121)
BALANCE AT DECEMBER 31,	**$ 341**	**$ 473**

At December 31, 2009, we had unrecognized tax benefits as presented in the table above that, if recognized, would have a favorable impact on the effective income tax rate in future periods. We recognize interest and penalties related to uncertain tax positions in income tax expense. At December 31, 2009, 2008, and 2007, we had less than $0.1 million of accrued interest related to uncertain tax positions.

Our tax returns are subject to audit by taxing authorities. Such audits can often take years to complete and settle. The tax years 2006-2009 remain open to examination by the major taxing jurisdictions to which we are subject.

We have elected to treat two of our corporate subsidiaries, which engage in hotel operations, as taxable REIT subsidiaries ("TRSs"). These subsidiaries own hotels that are managed on our behalf by third party hotel management companies. A TRS is subject to corporate federal income taxes and we provide for income taxes in accordance with current authoritative guidance. These entities have operated since inception at losses for federal income taxes purposes and a full valuation allowance with respect to net deferred tax assets including net operating loss carryforwards.

17 | DISCONTINUED OPERATIONS

From time to time, tenants may vacate space due to lease buy-outs, elections not to renew their leases, company insolvencies or lease rejections in the bankruptcy process. In these cases, we assess whether we can obtain the highest value from the property by re-leasing or selling it. In addition, in certain cases, we may elect to sell a property that is occupied if selling the property yields the highest value. When it is appropriate to do so under current accounting guidance for the disposal of long-lived assets, we reclassify the property as an asset held for sale and the current and prior period results of operations of the property are reclassified as discontinued operations.

In July 2009, we sold a domestic property for $50.6 million, net of selling costs, which was comprised of cash consideration of $26.1 million and the assumption of a non-recourse mortgage loan that had an outstanding balance of $24.5 million at the date of sale. We recognized a gain of $8.0 million in connection with this sale.

In August 2009, we sold a domestic property for $1.3 million, net of selling costs, and recognized a loss on the sale of $0.3 million, excluding an impairment charge recognized in 2009 of $5.1 million (Note 11). This property was encumbered by a non-recourse mortgage loan of $3.6 million. Concurrent with the closing of this sale, the lender agreed to release all the liens on the property in exchange for the $1.3 million proceeds. As a result of the release of the liens, we recognized a net gain on extinguishment of debt of $2.3 million.

The results of operations for properties that are held for sale or have been sold are reflected in the consolidated financial statements as discontinued operations for all periods presented and are summarized as follows (in thousands):

	YEARS ENDED DECEMBER 31,		
	2009	2008	2007
Revenues	**$ 2,643**	$ 4,446	$ 3,157
Expenses	**(1,882)**	(3,104)	(2,443)
Gain on sale of assets	**7,634**	—	—
Gain on extinguishment of debt	**2,313**	—	—
Impairment charges	**(5,101)**	—	—
INCOME FROM DISCONTINUED OPERATIONS	**$ 5,607**	**$ 1,342**	**$ 714**

18 | SEGMENT INFORMATION

We have determined that we operate in one business segment, real estate ownership, with domestic and foreign investments. Geographic information for this segment is as follows (in thousands):

2009	DOMESTIC	FOREIGN[a]	TOTAL COMPANY
Revenues	$ 132,610	$103,947	$ 236,557
Total long-lived assets[b]	1,235,053	988,496	2,223,549

2008	DOMESTIC	FOREIGN[a]	TOTAL COMPANY
Revenues	$ 131,370	$103,639	$ 235,009
Total long-lived assets[b]	1,287,160	903,465	2,190,625

2007	DOMESTIC	FOREIGN[a]	TOTAL COMPANY
Revenues	$ 87,575	$ 75,455	$ 163,030
Total long-lived assets[b]	1,218,908	951,071	2,169,979

(a) Consists of operations in the European Union, Mexico, Canada and Asia.

(b) Consists of real estate, net; net investment in direct financing leases; equity investments in real estate and real estate under construction.

19 | SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	THREE MONTHS ENDED			
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	MARCH 31, 2009	JUNE 30, 2009	SEPTEMBER 30, 2009[b]	DECEMBER 31, 2009[c]
Revenues[a]	$ 56,263	$ 58,382	$ 60,672	$ 61,240
Operating expenses[a]	(43,184)	(27,336)	(52,058)	(39,054)
Net income (loss)	2,565	12,331	(2,734)	797
Less: Net (income) loss attributable to noncontrolling interests	(4,183)	(1,244)	9,100	4,377
Less: Net income attributable to redeemable noncontrolling interests	(6,027)	(5,738)	(4,530)	(7,254)
NET (LOSS) INCOME ATTRIBUTABLE TO CPA®16 — GLOBAL SHAREHOLDERS	(7,645)	5,349	1,836	(2,080)
(Loss) earnings per share attributable to CPA®:16 — Global shareholders	(0.06)	0.04	0.02	(0.02)
Distributions declared per share	0.1653	0.1656	0.1656	0.1656

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	THREE MONTHS ENDED MARCH 31, 2008	JUNE 30, 2008	SEPTEMBER 30, 2008	DECEMBER 31, 2008[d]
Revenues[a]	$ 55,204	$ 60,474	$ 60,270	$ 59,061
Operating expenses[a]	(25,660)	(26,903)	(29,062)	(30,349)
Net income	14,358	15,969	9,718	7,315
Less: Net (income) loss attributable to noncontrolling interests	(1,887)	(981)	2,192	337
Less: Net income attributable to redeemable noncontrolling interests	(6,659)	(7,155)	(6,906)	(6,054)
NET INCOME ATTRIBUTABLE TO CPA®16 — GLOBAL SHAREHOLDERS	5,812	7,833	5,004	1,598
Earnings per share attributable to CPA®:16 — Global shareholders	0.05	0.06	0.04	0.02
Distributions declared per share	0.1637	0.1642	0.1647	0.1650

(a) Certain amounts from previous quarters have been retrospectively adjusted as discontinued operations (Note 17).

(b) Net income for the third quarter of 2009 includes impairment charges totaling $25.4 million in connection with several properties and equity investments in real estate (Note 11).

(c) Net income for the fourth quarter of 2009 includes impairment charges totaling $14.0 million in connection with several properties and equity investments in real estate (Note 11).

(d) Net income for the fourth quarter of 2008 includes impairment charges totaling $4.0 million in connection with several properties and equity investments in real estate (Note 11).

Report on Form 10-K

The advisor will supply without charge to any shareholder, upon written request to Ms. Susan C. Hyde, Director of Investor Relations, Corporate Property Associates 16 — Global Inc., 50 Rockefeller Plaza, New York, NY 10020, a copy of the annual report on Form 10-K for the year ended December 31, 2009, including the financial statements and schedules.

Corporate Information

MANAGEMENT

Wm. Polk Carey
Chairman of the Board

Gordon F. DuGan
Chief Executive Officer

Thomas E. Zacharias
President

Mark J. DeCesaris
Managing Director, Acting Chief Financial Officer and Chief Administrative Officer

Jason E. Fox
Managing Director – Investments

Benjamin P. Harris
Managing Director – Investments

Susan C. Hyde
Managing Director and Secretary

Jan F. Kärst
Managing Director – Investments

John D. Miller
Chief Investment Officer

Gino M. Sabatini
Managing Director – Investments

Anne Coolidge Taylor
Managing Director – Investments

Greg Butchart
Executive Director – International Asset Management

Jeffrey S. Lefleur
Executive Director – Investments

Paul Marcotrigiano
Executive Director and Chief Legal Officer

Thomas Ridings
Executive Director and Chief Accounting Officer

Jiwei Yuan
Executive Director – Finance

Kristin Chung
Senior Vice President and Controller

Donna M. Neiley
Senior Vice President – Asset Management

Richard J. Paley
Senior Vice President and Associate General Counsel

Gregory M. Pinkus
Senior Vice President – Finance

Gagan S. Singh
Senior Vice President – Finance

Jeff Zomback
Senior Vice President and Treasurer

Kathleen M. Barthmaier
Director – Investments

Chad Edmonson
Director – Investments

Brooks Gordon
Director – Asset Management

Holly Mauro
Director – Asset Management

Nicholas L. Pell
Director – Investments

Darren Postel
Director – Asset Management

Jennifer Walsh
Director – Investments

INVESTMENT COMMITTEE OF CAREY ASSET MANAGEMENT CORP.

Nathaniel S. Coolidge
Chairman; Former Head of Bond and Corporate Finance Department, John Hancock Mutual Life Insurance Company

Trevor P. Bond
Member; Managing Member of Maidstone Investment Co., LLC

Axel K.A. Hansing
Member; Senior Partner Coller Capital, Ltd.

Frank J. Hoenemeyer
Member; Former Vice Chairman and Chief Investment Officer, The Prudential Insurance Company of America

Dr. Lawrence R. Klein
Member; Nobel Laureate in Economics, Benjamin Franklin Professor Economics (Emeritus), University of Pennsylvania

Nick J.M. van Ommen
Member; former Chief Executive Officer, European Public Real Estate Association

Dr. Karsten von Köller
Member; Chairman, Loan Star Germany GmbH

DIRECTORS

Wm. Polk Carey
Chairman of the Board

Richard J. Pinola
Chairman of the Audit Committee; former Chief Executive Officer and Chairman, Right Management Consultants

Dr. Marshall E. Blume
Director, Rodney L. White Center for Financial Research, University of Pennsylvania

Elizabeth P. Munson
President, The Rockefeller Trust Company

AUDITORS

PricewaterhouseCoopers LLP

EXECUTIVE OFFICES

Corporate Property Associates 16 Inc.
50 Rockefeller Plaza
New York, NY 10020
212-492-1100
1-800-WP CAREY

TRANSFER AGENT

Phoenix American Financial Services, Inc.
2401 Kerner Boulevard
San Rafael, CA 94901
1-888-241-3737
www.wpcarey.com/shareholderaccess

ANNUAL MEETING

June 9, 2010 at 4:00 p.m.
at the Executive Offices

FORM 10-K

A Copy of The Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission may be obtained at www.sec.gov or without charge by writing the Executive Offices at the above address.

E-DELIVERY

To receive future investor-related correspondence electronically go to www.wpcarey.com/shareholderaccess

WEBSITE

www.CPA16GLOBAL.com

E-MAIL

CPA16GLOBAL@wpcarey.com

Note: Management services are provided by officers of W. P. Carey & Co. LLC, the company's advisor, and its subsidiaries.

Creative direction and design: Odgis + Company; Primary photography: Ian Spanier, Kit Kittle; Printing: Intelligencer Printing Company



Corporate Property Associates 16 – Global
50 Rockefeller Plaza
New York, NY 10020
1-800-WP CAREY
cpa16global@wpcarey.com
www.cpa16global.com

The paper and printer used in the production of the CPA®:16 – Global 2009 Annual Report are all certified to Forest Stewardship Council (FSC) standards, which provide environmentally appropriate, socially beneficial and economically viable management of the world's forests. This report was printed on paper containing 10% postconsumer waste material.

By using postconsumer recycled fiber in lieu of virgin fiber:

 12 trees were preserved for the future

 36 pounds of waterborne waste were not created

 4,703 gallons of wastewater flow were saved

 520 pounds of solid waste were not generated

 1,024 pounds net of greenhouse gases were prevented

 7,842,854 BTUs of energy were not consumed